Exhibit 99.3

Consolidated Financial Statements
For the Years Ended December 31, 2024, and 2023

Management Report
The annual report, including the consolidated financial statements and Management’s Discussion and Analysis (MD&A), is the responsibility of the management of the Company. The consolidated financial statements were prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. Where alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances. The material accounting policy information is described in note 4 to the consolidated financial statements. Certain amounts in the financial statements are based on estimates and judgments relating to matters not concluded by year end. The integrity of the information presented in the financial statements is the responsibility of management. Financial information presented elsewhere in this annual report has been prepared by management and is consistent with the information in the consolidated financial statements.

The board of directors is responsible for ensuring that management fulfills its responsibilities and for providing final approval of the annual consolidated financial statements. The board has appointed an Audit and Risk Committee comprising five directors; none are officers or employees of the Company or its subsidiaries. The Audit and Risk Committee meets at least four times each year to discharge its responsibilities under a written mandate from the board of directors. The Audit and Risk Committee meets with management and with the external auditors to satisfy itself that it is properly discharging its responsibilities; reviews the consolidated financial statements, MD&A, and the Report of Independent Registered Public Accounting Firm; and examines other auditing and accounting matters. The Audit and Risk Committee has reviewed the audited consolidated financial statements with management and discussed the quality of the accounting principles as applied and the significant judgments affecting the consolidated financial statements. The Audit and Risk Committee has discussed with the external auditors the external auditors’ judgments of the quality of those principles as applied and the judgments noted above. The consolidated financial statements and MD&A have been reviewed by the Audit and Risk Committee and approved by the board of directors of Stantec Inc.

The consolidated financial statements have been examined by the shareholders’ auditors, PricewaterhouseCoopers LLP, Chartered Professional Accountants. The Report of Independent Registered Public Accounting Firm outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The external auditors have full and unrestricted access to the Audit and Risk Committee with or without management being present.

Gord Johnston	Vito Culmone
President & CEO	Executive Vice President & CFO
February 24, 2025	February 24, 2025

F-1	Stantec Inc.

Management’s Annual Report on Internal Control
over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

Management has assessed the effectiveness of the Company’s internal control over financial reporting, as at December 31, 2024, and has concluded that such internal control over financial reporting is effective. PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the Company for the year ended December 31, 2024, has also issued a report on the effectiveness of the Company’s internal control over financial reporting.

As permitted by published guidance of the U.S. Securities and Exchange Commission (SEC), management’s evaluation of and conclusions on the effectiveness of internal control over financial reporting did not include the internal controls of ZETCON Ingenieure GmbH (ZETCON), Morrison Hershfield Group Inc. (Morrison Hershfield), and Hydrock Holdings Limited (Hydrock) which are included in the Company’s 2024 consolidated financial statements, because they were acquired by the Company in purchase business combinations during 2024. ZETCON Ingenieure GmbH, Morrison Hershfield Group Inc., and Hydrock Holdings Limited are wholly-owned subsidiaries whose total assets and total gross revenue, excluded from management's assessment, collectively represent approximately 2.6% and 5.5%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2024.

Gord Johnston	Vito Culmone
President & CEO	Executive Vice President & CFO
February 24, 2025	February 24, 2025

F-2	Stantec Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Stantec Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Stantec Inc. and its subsidiaries (the Company) as of December 31, 2024 and 2023, and the related consolidated statements of income, of comprehensive income, of shareholders’ equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control ‒ Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for the years then ended in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control ‒ Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle
As discussed in Note 6(c) to the consolidated financial statements, the Company changed the manner in which it accounts for consideration with respect to business combinations in 2024.

Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded ZETCON Ingenieure GmbH, Morrison Hershfield Group Inc., and Hydrock Holdings Limited from its assessment of internal control over financial reporting as of December 31, 2024, because they were acquired by the Company in purchase business combinations during 2024. We have also excluded ZETCON Ingenieure GmbH,
PricewaterhouseCoopers LLP
Stantec Tower, 10220 103rd Avenue North West, Suite 2200, Edmonton, Alberta, Canada T5J 0K4
T.: +1 780 441 6700, F.: +1 780 441 6776, Fax to mail: ca_edmonton_main_fax@pwc.com

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

F-3	Stantec Inc.

Morrison Hershfield Group Inc., and Hydrock Holdings Limited from our audit of internal control over financial reporting. ZETCON Ingenieure GmbH, Morrison Hershfield Group Inc., and Hydrock Holdings Limited are wholly-owned subsidiaries whose total assets and total gross revenue excluded from management’s assessment and our audit of internal control over financial reporting collectively represent 2.6% and 5.5%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2024.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition ‒ determination of estimated contract costs for fixed-fee and variable-fee-with-ceiling contracts
As described in Notes 4 and 5 to the consolidated financial statements, the Company accounts for its revenue from fixed-fee and variable-fee-with-ceiling contracts using the percentage of completion method where the stage of completion is measured using costs incurred to date as a percentage of total estimated costs for each contract, which requires estimates to be made for contract costs and revenues. For the year ended December 31, 2024, revenue from fixed-fee and variable-fee-with-ceiling contracts makes up a significant portion of gross revenue of $7,500.0 million. Contract costs include direct labour, direct costs for subconsultants and other expenditures that are recoverable directly from clients. Progress on jobs is regularly reviewed by management and estimated costs to complete are revised based on the information available at the end of each reporting period. Estimated contract costs are based on various assumptions including estimated labour costs that can result in a change to contract estimates from one financial reporting period to another.

The principal consideration for our determination that performing procedures relating to revenue recognition ‒ determination of estimated contract cost for fixed-fee and variable-fee-with-ceiling contracts is a critical audit matter is the high degree of auditor effort in performing procedures and in evaluating audit evidence related to the estimated contract costs for fixed-fee and variable-fee-with-ceiling contracts and the various assumptions used by management including estimated labour costs.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the determination of estimated contract costs for fixed-fee and variable-fee-with-ceiling contracts. These procedures also included, among others, (i) evaluating and testing management’s process for determining the estimated contract costs for a sample of contracts,

F-4	Stantec Inc.

which included evaluating the contract terms and other documents that support those estimates; (ii) testing a sample of incurred contract costs; (iii) evaluating the reasonableness of assumptions related to estimated labour costs by assessing management’s ability to reasonably estimate contract costs by performing a comparison of the actual costs with prior period estimates for a sample of contracts; and (iv) evaluating, for certain contracts, management’s assessment of progress on jobs and the estimated costs to complete by interviewing project teams personnel and obtaining documentation that supports management’s estimate.

Impairment Assessment of Goodwill ‒ Global group of CGUs
As described in Notes 4, 5 and 12 to the consolidated financial statements, the Company’s goodwill balance was $2,712.5 million as of December 31, 2024, and the goodwill associated with the Global group of CGUs was $810.5 million as of December 31, 2024. Management conducts an impairment test as of October 1 of each year, or more frequently if circumstances indicate that an impairment may occur or if a significant acquisition occurs between the annual impairment test date and December 31. Management compares the recoverable amount of a CGU or group of CGUs to its carrying value and if the recoverable amount is less than its carrying value, an impairment loss is recognized. The recoverable amount is estimated by management using the fair value less costs of disposal approach using market information and a discounted after-tax cash flow model. Management applied significant judgment in determining the recoverable amount of the Global group of CGUs including the use of significant assumptions relating to operating margins, the weighted average discount rate and the terminal growth rate.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the Global group of CGUs is a critical audit matter are (i) the significant judgment by management when determining the recoverable amount of the Global group of CGUs; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to operating margins, the weighted average discount rate and the terminal growth rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the valuation of the Global group of CGUs. These procedures also included, among others (i) testing management’s process for determining the recoverable amount; (ii) evaluating the appropriateness of the market information and the discounted after-tax cash flow model used by management; (iii) testing the completeness and accuracy of underlying data used in the discounted after-tax cash flow model; (iv) evaluating the reasonableness of the significant assumptions used by management related to operating margins, the weighted average discount rate and the terminal growth rate; and (v) recalculating the sensitivity to changes in assumptions disclosure. Evaluating management’s assumptions related to operating margins involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the Global group of CGUs; (ii) management’s ability to reasonably estimate the future cash flows by performing a comparison of actual operating margins with prior period forecasts for a sample of periods; (iii) inquiries with management of the Global group of CGUs; and (iv) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the market information and the discounted after-tax cash flow model and (ii) the reasonableness of the weighted average discount rate and the terminal growth rate assumptions.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Edmonton, Canada
February 24, 2025

We have served as the Company’s auditor since 2021.

F-5	Stantec Inc.

Consolidated Statements of Financial Position

As at		December 31, 2024	December 31, 2023	January 1, 2023
		$	$	$
(In millions of Canadian dollars)	Notes		(Note 6.c)[1]	(Note 6.c)[1]
ASSETS
Current
Cash and cash equivalents	8	228.5	352.9	148.3
Trade and other receivables	9	1,323.8	1,063.5	1,028.0
Unbilled receivables		724.5	623.8	553.4
Contract assets		116.0	88.8	83.9
Income taxes recoverable		64.4	72.6	65.4
Prepaid expenses		64.3	53.8	48.6
Other assets	14	27.5	17.1	10.2
Total current assets		2,549.0	2,272.5	1,937.8
Non-current
Property and equipment	10	299.0	267.5	250.7
Lease assets	11	474.3	442.9	470.4
Goodwill	12	2,712.5	2,073.6	2,032.6
Intangible assets	13	427.0	265.7	320.4
Net employee defined benefit asset	18	75.0	72.3	57.4
Deferred tax assets	26	119.3	92.6	45.2
Other assets	14	300.0	279.2	224.6
Total assets		6,956.1	5,766.3	5,339.1
LIABILITIES AND EQUITY
Current
Bank indebtedness	16,24	17.1	23.6	65.4
Trade and other payables	15	1,018.7	842.4	784.8
Lease liabilities	24	113.6	101.3	99.0
Deferred revenue		502.4	397.5	327.7
Income taxes payable	26	32.3	21.4	25.9
Long-term debt	16,24	175.0	124.0	23.2
Provisions	17	66.4	51.7	48.1
Other liabilities	19	53.5	55.0	36.0
Total current liabilities		1,979.0	1,616.9	1,410.1
Non-current
Lease liabilities	24	528.6	477.8	522.4
Long-term debt	16,24	1,208.5	974.2	1,157.1
Provisions	17	167.9	134.8	149.7
Net employee defined benefit liability	18	22.4	29.5	32.3
Deferred tax liabilities	26	63.6	26.4	35.0
Other liabilities	19	41.0	55.6	40.7
Total liabilities		4,011.0	3,315.2	3,347.3
Total shareholders’ equity		2,945.1	2,451.1	1,991.8
Total liabilities and equity		6,956.1	5,766.3	5,339.1
See accompanying notes
1 Revised for change in accounting policy (see Note 6.c)

On behalf of Stantec Inc.’s Board of Directors

Douglas Ammerman, Director	Gord Johnston, Director

F-6	Stantec Inc.

Consolidated Statements of Income

Years ended December 31		2024	2023
		$	$
(In millions of Canadian dollars, except per share amounts)	Notes		(Note 6.c)[1]
Gross revenue	28	7,500.0	6,479.6
Less subconsultant and other direct expenses		1,633.4	1,413.4
Net revenue		5,866.6	5,066.2
Direct payroll costs	29	2,670.9	2,321.5
Project margin		3,195.7	2,744.7
Administrative and marketing expenses	22,24,29,34	2,286.1	1,965.3
Depreciation of property and equipment	10	67.7	59.9
Depreciation of lease assets	11	127.1	121.7
Amortization of intangible assets	13	123.8	102.0
Net impairment of lease assets and property and equipment	10,11	34.9	0.3
Net interest expense and other net finance expense	27	104.4	93.0
Other income	30	(13.6)	(5.2)
Income before income taxes		465.3	407.7
Income taxes
Current	26	146.2	141.6
Deferred	26	(42.4)	(50.4)
Total income taxes		103.8	91.2
Net income		361.5	316.5

Weighted average number of shares outstanding - basic and diluted		114,066,995	111,228,491
Earnings per share - basic and diluted		3.17	2.85
See accompanying notes
1 Revised for change in accounting policy (see Note 6.c)

F-7	Stantec Inc.

Consolidated Statements of Comprehensive Income

Years ended December 31		2024	2023
		$	$
(In millions of Canadian dollars)	Notes		(Note 6.c)[1]
Net income		361.5	316.5
Other comprehensive income (loss)
Items that may be reclassified to net income in subsequent periods:
Exchange differences on translation of foreign operations		233.2	(60.6)
Net unrealized (loss) gain on financial instruments	14,24	(5.0)	5.3
		228.2	(55.3)
Items not to be reclassified to net income:
Remeasurement (loss) gain on net employee defined benefit plans	18	(0.1)	7.8
Other comprehensive income (loss), net of tax		228.1	(47.5)
Total comprehensive income, net of tax		589.6	269.0
See accompanying notes
1 Revised for change in accounting policy (see Note 6.c)

F-8	Stantec Inc.

Consolidated Statements of Shareholders’ Equity

(In millions of Canadian dollars, except shares)	Shares Outstanding (note 22) #	Share Capital (note 22) $	Contributed Surplus $	Retained Earnings $	Accumulated Other Comprehensive Income (Loss) $	Total $
Balance, December 31, 2022 as originally presented	110,809,020	983.8	6.7	1,154.9	140.6	2,286.0
Change in accounting policy (Note 6.c)[1]				(270.9)	(23.3)	(294.2)
Revised balance, January 1, 2023	110,809,020	983.8	6.7	884.0	117.3	1,991.8
Net income (Note 6.c)[1]				316.5		316.5
Other comprehensive loss (Note 6.c)[1]					(47.5)	(47.5)
Total comprehensive income (Note 6.c)[1]				316.5	(47.5)	269.0
Share options exercised for cash	278,561	9.3				9.3
Share-based compensation			0.4			0.4
Shares issued, net of transaction costs	3,108,450	277.8				277.8
Shares repurchased under Normal Course Issuer Bid	(129,036)	(1.2)	—	(8.8)		(10.0)
Fair value reclass of share options exercised		1.6	(1.6)			—
Dividends declared				(87.2)		(87.2)
Balance, December 31, 2023	114,066,995	1,271.3	5.5	1,104.5	69.8	2,451.1

Balance, December 31, 2023 as originally presented	114,066,995	1,271.3	5.5	1,390.1	89.7	2,756.6
Change in accounting policy (Note 6.c)[1]				(285.6)	(19.9)	(305.5)
Revised balance, December 31, 2023	114,066,995	1,271.3	5.5	1,104.5	69.8	2,451.1
Net income				361.5		361.5
Other comprehensive income					228.1	228.1
Total comprehensive income				361.5	228.1	589.6
Dividends declared				(95.6)		(95.6)
Balance, December 31, 2024	114,066,995	1,271.3	5.5	1,370.4	297.9	2,945.1
See accompanying notes
1 Revised for change in accounting policy (see Note 6.c)

F-9	Stantec Inc.

Consolidated Statements of Cash Flows

Years ended December 31		2024	2023
		$	$
(In millions of Canadian dollars)	Notes		(Note 6.c)[1]
OPERATING ACTIVITIES
Net income		361.5	316.5
Add (deduct) items not affecting cash:
Depreciation of property and equipment	10	67.7	59.9
Depreciation of lease assets	11	127.1	121.7
Amortization of intangible assets	13	123.8	102.0
Net impairment of lease assets and property and equipment	10,11	34.9	0.3
Deferred income taxes	26	(42.4)	(50.4)
Share-based compensation	22	43.0	60.1
Provisions	17	65.3	27.7
Other non-cash items		(1.6)	(5.5)
		779.3	632.3
Trade and other receivables		(123.7)	(26.5)
Unbilled receivables		(44.3)	(71.1)
Contract assets		(27.2)	(4.9)
Prepaid expenses		3.4	(4.8)
Income taxes net recoverable		27.7	(17.6)
Trade and other payables and other accruals		(59.6)	(59.6)
Deferred revenue		47.5	72.2
		(176.2)	(112.3)
Net cash flows from operating activities		603.1	520.0
INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	7	(555.0)	(75.6)
Purchase of investments held for self-insured liabilities	14	(40.0)	(110.4)
Proceeds from sale of investments held for self-insured liabilities	14	73.8	72.8
Purchase of property and equipment and intangible assets	10,13	(99.0)	(100.6)
Other		15.2	12.1
Net cash flows used in investing activities		(605.0)	(201.7)
FINANCING ACTIVITIES
Net proceeds from issue of senior unsecured notes and bilateral term credit facility	16,31	—	348.8
Net proceeds from (repayment of) revolving credit facility	31	175.0	(455.2)
Repayment of notes payable and other financing obligations	31	(101.1)	(27.7)
Net repayment of bank indebtedness		(7.9)	(42.4)
Net lease payments	31	(124.1)	(125.0)
Proceeds from issue of share capital, net of transaction costs	22	—	277.8
Payment of dividends to shareholders	22	(94.0)	(84.9)
Other		—	(0.7)
Net cash flows used in financing activities		(152.1)	(109.3)
Foreign exchange gain (loss) on cash held in foreign currency		29.6	(4.4)
Net (decrease) increase in cash and cash equivalents		(124.4)	204.6
Cash and cash equivalents, beginning of the year		352.9	148.3
Cash and cash equivalents, end of the year	8	228.5	352.9
See accompanying notes
1 Revised for change in accounting policy (see Note 6.c)

F-10	Stantec Inc.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2024	F-11	Stantec Inc.

Notes to the Consolidated Financial Statements

1. Corporate Information
The consolidated financial statements of Stantec Inc. (the Company) for the year ended December 31, 2024, were authorized for issuance in accordance with a resolution of the Company’s board of directors on February 24, 2025. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company’s registered office is located at Suite 300, 10220 - 103 Avenue, Edmonton, Alberta. The Company is domiciled in Canada.

Stantec is a global leader in sustainable engineering, architecture, and environmental consulting. Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more. The Company’s services include engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics, from initial project concept and planning through to design, construction administration, commissioning, maintenance, decommissioning, and remediation.

2. Basis of Preparation
These consolidated financial statements were prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. The accounting policies adopted in these consolidated financial statements are based on IFRS Accounting Standards effective as at December 31, 2024.

The consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated in the material accounting policy information. The consolidated financial statements are presented in Canadian dollars, and all values, including other currencies, are rounded to the nearest million ($000,000), except when otherwise indicated.

3. Basis of Consolidation
The consolidated financial statements include the accounts of the Company, its subsidiaries, and its structured entities as at December 31, 2024.

Subsidiaries and structured entities are fully consolidated from the date of acquisition, which is the date the Company obtains control, and continue to be consolidated until the date that this control ceases. The financial statements of the subsidiaries and structured entities are prepared as at December 31, 2024 and December 31, 2023. All intercompany balances are eliminated.

Joint ventures and associates are accounted for using the equity method, and joint operations are accounted for by the Company recognizing its share of assets, liabilities, revenue, and expenses of the joint operation.

4. Material Accounting Policy Information
a)Cash and cash equivalents
Cash and cash equivalents include cash and unrestricted investments. Unrestricted investments are comprised of short-term bank deposits with a maturity of three months or less at inception.

b)Property and equipment
Property and equipment are recorded at cost less accumulated depreciation and any impairment losses. Cost includes the cost of replacing parts of property and equipment. All other repair and maintenance costs are recognized in the consolidated statements of income as incurred.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2024	F-12	Stantec Inc.

Depreciation is calculated over the assets' estimated useful lives on a straight-line basis as follows:

Engineering equipment	5 to 10 years	straight-line
Office equipment	5 to 10 years	straight-line
Leasehold improvements		straight-line over term of lease to a maximum of 15 years or the improvement’s economic life
Other	5 to 50 years	straight-line
The residual values, useful lives, and methods of depreciation of property and equipment are reviewed at each financial year-end and adjusted prospectively, if appropriate.

c)Intangible assets
Intangible assets acquired separately and internally developed software are measured on initial recognition at cost. Following initial recognition, finite life intangible assets are carried at cost less any accumulated amortization and any impairment losses and indefinite life intangible assets are carried at cost less any impairment loss.

The Company’s intangible assets with finite lives are amortized over their useful economic lives on a straight-line basis. Once an intangible asset is fully amortized, the gross carrying amount and related accumulated amortization are removed from the accounts.

The Company also incurs costs for third-party internet-based cloud computing services. These costs are expensed in administrative and marketing expenses over the period of the service agreement when the Company determines that it has not obtained control of the software.

Intangible assets acquired from business combinations
Intangible assets acquired in a business combination are measured at fair value as at the date of acquisition. The Company amortizes client relationships over 10 years and contract backlog over 1 to 3 years. The Company assigns value to acquired intangibles using the income approach, which involves quantifying the present value of net cash flows attributed to the subject asset. This involves estimating the revenues and earnings expected from the asset.

d)Leases
The Company assesses at contract inception whether a contract is a lease or contains a lease; that is, if the contract conveys the right to control the use of an identified asset for a time period in exchange for consideration.

At the commencement of a lease, the Company determines the lease term as the non-cancellable period of a lease, together with periods covered by an option to extend or an option to terminate if it is reasonably certain to exercise an extension option or to not exercise a termination option. Management considers all facts and circumstances that create an economic incentive to exercise an extension option or to not exercise a termination option. This judgment is based on factors such as contract rates compared to market rates, economic reasons, significance of leasehold improvements, termination and relocation costs, installation of specialized assets, residual value guarantees, and any sublease term. The Company reassesses this when a significant event or significant change in circumstances within the Company’s control has occurred.

The Company recognizes lease assets and lease liabilities for all leases, except for leases of low-value assets and short-term leases with a term of 12 months or less. The lease payments associated with those exempted leases are recognized in administrative and marketing expenses on a straight-line basis over the lease term.

The lease asset is recognized at the commencement date of the lease and initially measured at cost, which is comprised of the amount of the initial lease liability recognized less any incentives received from the lessor. Lease asset cost also includes any initial direct costs incurred, lease payments made before the commencement date, and estimated restoration costs. The lease asset is subsequently depreciated on a straight-line basis from the commencement date to the earlier of the end of the useful life of the lease asset or the end of the lease term. The lease asset is periodically adjusted for impairment losses or reversals, if any, and adjusted for certain remeasurements of the lease liability.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2024	F-13	Stantec Inc.

The lease liability is recognized at the commencement date of the lease and initially measured at the present value of lease payments to be made over the lease term. Lease payments generally include fixed payments less any lease incentives receivable. Also, the Company elected to not separate non-lease components from lease components and to account for the non-lease and lease components as a single lease component.

The lease liability is discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method. The lease liability is remeasured when the expected lease payments change as a result of a change in the lease term, a change in the assessment of an option to purchase the leased asset, changes in the future lease payments as a result of a change in an index or rate used to determine the lease payments, and changes in estimated payments for residual value guarantees.

e)Investments in joint arrangements and associates
Each joint arrangement of the Company is classified as either a joint operation or joint venture based on the rights and obligations arising from the contractual terms between the parties to the arrangement.

f)Provisions
General
Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. When the Company expects some or all of a provision to be reimbursed—for example, under an insurance contract—and when the reimbursement is virtually certain, the reimbursement is recognized as a separate asset. Management regularly reviews the timing of the outflows of these provisions.

Provision for self-insured liabilities
The Company self-insures certain risks related to professional liability, automobile physical damages, and employment practices liability. The provision for self-insured liabilities includes estimates of the costs of reported claims (including potential claims that are probable of being asserted) and is based on assumptions made by management and actuarial estimates.

Provisions for claims
Provision for claims include an estimate for costs associated with legal claims not covered by its provisions for self-insured liabilities, including claims that are subject to exclusions under the Company’s commercial and captive insurance policies. Certain of these legal claims are from previous acquisitions and may be indemnified by the acquiree.

Contingent liabilities recognized in a business combination
A contingent liability recognized in a business combination is initially measured at its fair value. Subsequently, it is measured as discussed under “General”.

g)Foreign currency translation
The Company’s consolidated financial statements are presented in Canadian dollars, which is also the parent Company’s functional currency. Each entity in the Company determines its own functional currency, and items included in the financial statements of each entity are measured using that functional currency. The Company is mainly exposed to fluctuations in the US dollar (US), British pound sterling (£ or GBP), and Australian dollar (AU).

Transactions and balances
Transactions in foreign currencies (those different from an entity’s functional currency) are translated into the functional currency of an entity using the foreign exchange rate at the transaction date. Foreign exchange gains and losses resulting from the settlement or translation of monetary assets and liabilities not denominated in the functional currency of an entity at each period-end date are recognized in the consolidated statements of income. Foreign exchange gains and losses resulting from the translation of financial assets classified as fair value through other comprehensive income (FVOCI) are recognized in other comprehensive income.

Foreign operations
The Company’s foreign operations are translated into its reporting currency (Canadian dollar) for financial statement presentation purposes. Assets and liabilities are translated at the rate of exchange in effect at each period-end date

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2024	F-14	Stantec Inc.

and revenue and expense items are translated at the average rate of exchange for the month. The resulting unrealized exchange gains and losses are recognized in other comprehensive income.

h)Financial instruments
Initial recognition and subsequent measurement
Trade and other receivables and unbilled receivables that do not have a significant financing component are initially measured at the transaction price determined in accordance with IFRS 15. Financial assets (except trade and other receivables and unbilled receivables that do not have a significant financing component) are initially recognized at fair value plus directly attributable transaction costs, except for financial assets at fair value through profit and loss (FVPL) for which transaction costs are expensed. Regular way purchases or sales of financial assets are accounted for at trade dates.

Subsequent measurement of financial assets is at FVPL, amortized cost, or FVOCI. The classification is based on two criteria: the Company’s business approach for managing the financial assets and whether the instruments’ contractual cash flows represent “solely payments of principal and interest” on the principal amount outstanding (the SPPI criterion). The Company reclassifies financial assets only when its business approach for managing those assets changes.

Financial liabilities are initially recognized at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs. Subsequent measurement of financial liabilities is at amortized cost using the EIR method. The EIR method discounts estimated future cash payments or receipts through the expected life of a financial instrument, and thereby calculates the amortized cost and subsequently allocates the interest income or expense over the life of the instrument. Gains and losses are recognized in profit or loss when the liability is derecognized or modified, as well as through the EIR amortization process. For long-term debt, EIR amortization and realized gains and losses are recognized in net finance expense.

Fair value
For financial instruments not traded in active markets, fair values are determined using appropriate valuation techniques, which may include recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, and discounted cash flow analysis; however, other valuation models may be used. Fair values of cash and cash equivalents, trade and other receivables, unbilled receivables, and trade and other payables approximate their carrying amounts because of the short-term maturity of these instruments. The carrying amounts of the revolving credit facility, term loan facilities, and the multicurrency credit facility (collectively the credit facilities) approximate their fair values because the applicable interest rates are based on variable reference rates. The carrying amounts of other financial assets and financial liabilities approximate their fair values except as otherwise disclosed in the consolidated financial statements.

All financial instruments carried at fair value, or for which fair value is disclosed, are categorized into one of the following:
•Level 1 – quoted market prices in active markets for identical assets or liabilities at the measurement date.
•Level 2 – observable inputs other than quoted prices included within level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets or liabilities that are not active, or other inputs that are observable directly or indirectly.
•Level 3 – unobservable inputs for the assets and liabilities that reflect the reporting entity’s own assumptions and are not based on observable market data.
For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels of the hierarchy by reassessing categorizations at the end of each reporting period.

Derivatives
From time to time, the Company enters into foreign currency forward contracts to manage risk associated with net operating assets or liabilities denominated in foreign currencies. The Company also utilizes interest rate swaps to manage its exposure to fluctuations in interest rates and total return swaps to manage its exposure to fluctuations in the fair value of its common shares related to its cash-settled share-based payment arrangements. The Company’s policy prohibits the use of these derivatives for trading or speculative purposes.

Derivatives are recorded at fair value in the consolidated statements of financial position as either other assets or other liabilities. The fair values of the Company’s derivatives are based on third-party indicators and forecasts. Changes in the fair value of derivatives not designated as hedging instruments are recognized in the consolidated

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2024	F-15	Stantec Inc.

statements of income. Unrealized gains and losses for derivatives designated as hedging instruments in a cash flow hedge, to the extent they are effective, are recorded in other comprehensive income and subsequently reclassified to the consolidated statements of income when the hedged item affects earnings.

i)Impairment
The carrying amounts of the Company’s assets or groups of assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is an indication of impairment. An asset may be impaired if objective evidence of impairment exists because of one or more events that have occurred after the initial recognition of the asset (referred to as a “loss event”) and if that loss event has an impact on the estimated future cash flows of the asset. When an indication of impairment exists, or annual impairment testing for an asset is required, the asset’s recoverable amount is estimated.

Financial assets and contract assets
The Company recognizes a loss allowance for expected credit losses (ECLs) on financial assets and contract assets based on a 12-month ECL or lifetime ECL. The lifetime ECL (the simplified approach) is applied to trade and other receivables, unbilled receivables, contract assets, sublease receivables, and holdbacks. 12-month ECLs are recorded against all other financial assets, unless credit risk has significantly increased since initial recognition, then the ECL is measured at the lifetime ECL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive.

The loss allowance provision is based on the Company’s historical collection and loss experience and incorporates forward-looking factors, where appropriate.

When the carrying amount of financial assets or contract assets is reduced through an ECL allowance, the reduction is recognized in administrative and marketing expenses in the consolidated statements of income.

Non-financial assets
For non-financial assets such as property and equipment, lease assets, goodwill, intangible assets, and investments in joint ventures and associates, the recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU’s) value in use or its fair value less costs of disposal. The results of these valuation techniques are corroborated by the market capitalization of comparable public companies and arm’s length transactions of comparable companies. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

For intangible assets, if indicators of impairment are present, the Company tests for impairment based on an estimate of discounted cash flows, using the higher of either the value in use or the fair value less costs of disposal method. This includes estimates of current and future contracts with clients, margins, market conditions, and the useful lives of the assets. The measurement of impairment loss is based on the amount that the carrying amount of an intangible asset exceeds its recoverable amount at the CGU level.

Goodwill is evaluated for impairment annually (as at October 1) or more frequently if circumstances indicate that an impairment may occur or if a significant acquisition occurs between the annual impairment test date and December 31. The Company considers the relationship between its market capitalization and its book value, as well as other factors, when reviewing for indicators of impairment. Goodwill is assessed for impairment based on the CGUs or group of CGUs to which the goodwill relates. Any potential goodwill impairment is identified by comparing the recoverable amount of a CGU or group of CGUs to its carrying value which includes the allocated goodwill. If the recoverable amount is less than its carrying value, an impairment loss is recognized.

The Company may need to test its goodwill for impairment between its annual test dates if market and economic conditions deteriorate or if volatility in the financial markets causes declines in the Company’s share price, increases the weighted average cost of capital, or changes valuation multiples or other inputs to its goodwill assessment. In addition, changes in the numerous variables associated with the judgments, assumptions, and estimates made by management in assessing the fair value could cause them to be impaired. Goodwill impairment charges are non-cash charges that could have a material adverse effect on the Company’s consolidated financial statements but in themselves do not have any adverse effect on its liquidity, cash flows from operating activities or debt covenants.

An impairment loss of goodwill is not reversed. For other assets, an impairment loss may be reversed if the estimates used to determine the recoverable amount have changed.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2024	F-16	Stantec Inc.

j)Revenue recognition
The Company generates revenue from contracts in which goods or services are typically provided over time. Revenue is measured based on the consideration the Company expects to be entitled to in exchange for providing goods and services, excluding amounts collected on behalf of third parties, such as duties and taxes collected from clients and remitted to government authorities.

While providing services, the Company incurs certain direct costs for subconsultants and other expenses that are recoverable directly from clients. The recoverable amounts of these direct costs are included in the Company’s gross revenue. Since these direct costs can vary significantly from contract to contract, changes in gross revenue may not be indicative of the Company’s revenue trends. Therefore, the Company also reports net revenue, which is gross revenue less subconsultants and other direct expenses. The Company assesses its revenue arrangements against specific criteria to determine whether it is acting as a principal or an agent. In general, the Company acts as a principal in its revenue arrangements because it retains control of the goods or services before they are provided to the customer.

Most of the Company’s contracts include a single performance obligation because the promise to transfer the individual goods or services is not separately identifiable from other promises in the contract and therefore is not distinct. The Company’s contracts may include multiple goods or services that are accounted for as separate performance obligations if they are distinct—if a good or service is separately identifiable from other items in the contract and if a customer can benefit from it. If a contract has multiple performance obligations, the consideration in the contract is allocated to each performance obligation based on the estimated stand-alone selling price.

The Company transfers control of the goods or services it provides to clients over time and therefore recognizes revenue progressively as the services are performed. Revenue from fixed-fee and variable-fee-with-ceiling contracts, including contracts in which the Company participates through joint arrangements, is recognized based on the percentage of completion method where the stage of completion is measured using costs incurred to date as a percentage of estimated costs for each contract. When the contract outcome cannot be measured reliably, revenue is recognized only to the extent that the expenses incurred are eligible to be recovered. Provisions for estimated losses on incomplete contracts are made in the period that the losses are determined. Revenue from time-and-material contracts without stated ceilings is recognized as costs are incurred based on the amount that the Company has a right to invoice.

The timing of revenue recognition, billings, and cash collections results in trade and other receivables, holdbacks, unbilled receivables, contract assets, and deferred revenue in the consolidated statements of financial position. Amounts are typically invoiced as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals or when contractual milestones are achieved. Receivables represent amounts due from customers: trade and other receivables and holdbacks consist of invoiced amounts, and unbilled receivables consist of work in progress that has not yet been invoiced. Contract assets represent unbilled amounts where the right to payment is subject to more than the passage of time and includes performance-based incentives and services provided ahead of agreed contractual milestones. Contract assets are transferred to receivables when the right to consideration becomes unconditional. Deferred revenue represents amounts that have been invoiced but not yet recognized as revenue, including advance payments and billings in excess of revenue. Deferred revenue is recognized as revenue when (or as) the Company performs under the contract.

Revenue is adjusted for the effects of a significant financing component when the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. Holdbacks and advance payments are intended to provide protection against the failure of one party to adequately complete some or all of its obligations under the contract and do not typically result in a significant financing component.

k)Employee benefit plans
Defined benefit plans
The Company sponsors defined benefit pension plans covering certain full-time employees and past employees, primarily in the United Kingdom. Benefits are based on final compensation and years of service. Benefit costs are recognized over the periods that employees are expected to render services in return for those benefits.

The calculation of defined benefit obligations is performed at least annually by a qualified actuary, or more often as required due to plan amendments, curtailments, or settlements. Remeasurements, comprising actuarial gains and losses and the return on the plan assets (excluding interest), are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to other comprehensive income in the period they

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2024	F-17	Stantec Inc.

occur. When the calculation results in a potential asset, the recognized asset is limited to the economic benefits available in the form of any future refunds or of reductions in future contributions to the plan.

Past service costs are recognized in net income on the earlier of the date of the plan amendment or curtailment and the date that the Company recognizes related restructuring costs.

Defined contribution plans
The Company also contributes to group retirement savings plans and an employee share purchase plan. Certain plans are based on employee contribution amounts and subject to maximum limits per employee. The Company accounts for defined contributions as an expense in the period the contributions are made.
l)Taxes
Tax rates and tax laws used to compute the amounts are those enacted or substantively enacted at the reporting date in the countries where the Company operates and generates taxable income.

Current income tax
Income taxes payable are typically expected to be settled within twelve months of the year-end date. However, there may be instances where taxes are payable over a longer period. Portions due after a one-year period are classified as non-current and are not discounted.

Deferred tax
Deferred tax is determined using the liability method for temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences and the carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carryforward of unused tax credits and unused tax losses can be utilized. Deferred taxes are not recognized for the initial recognition of goodwill; the initial recognition of assets or liabilities, outside of a business combination, that affect neither accounting nor taxable profit, and do not give rise to equal taxable and deductible temporary differences; the differences relating to investments in associates, subsidiaries, and interests in joint arrangements to the extent that the reversal can be controlled and it is probable that it will not reverse in the foreseeable future; and income taxes from the Organisation for Economic Cooperation and Developments (OECD) Pillar Two Rules as a result of the mandatory temporary exception adopted in IAS 12.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be used. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Current income tax and deferred tax relating to transactions that are recorded directly in equity or other comprehensive income are also recorded in equity or other comprehensive income.

Sales tax
The net amount of sales tax recoverable from or payable to a taxation authority is included as part of trade receivables or trade payables (as appropriate) in the consolidated statements of financial position.

m) Share-based payment transactions
Under the Company’s deferred share unit plan, the board of directors may receive deferred share units (DSUs), each of which is equal to one common share. Under the Company’s long-term incentive plan, certain members of the senior leadership teams are granted performance share units (PSUs) or restricted share units (RSUs) that vest and are settled after a three-year period. DSUs, PSUs, and RSUs are settled only in cash.

The cost of cash-settled transactions is measured initially at fair value at the grant date. For DSUs, this fair value is expensed on issuance with a corresponding liability recognized through other liabilities. For PSUs and RSUs, the fair value is expensed over the vesting period. These liabilities are remeasured to fair value at each reporting date, up to and including the settlement date, with changes in fair value recognized in administrative and marketing expenses.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2024	F-18	Stantec Inc.

n)Business combinations and goodwill
The cost of an acquisition is measured as the consideration transferred at fair value at the acquisition date. Any deferred or contingent consideration to be transferred by the Company is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration are recognized in other income.

The consideration paid for acquisitions may be subject to price adjustment clauses included in the purchase agreements and may extend over a number of years. At each consolidated statement of financial position date, these price adjustment clauses are reviewed. This may result in an increase or decrease of deferred or contingent consideration (recorded as notes payable on the acquisition date) to reflect either more or less non-cash working capital than was originally recorded. Since these adjustments are a result of facts and circumstances occurring after the acquisition date, they are not considered measurement period adjustments.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each CGU or group of CGUs that is expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. Each CGU or group of CGUs represents the lowest level at which management monitors the goodwill.

5. Significant Accounting Judgments, Estimates, and Assumptions
Preparation of the Company’s consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities, as well as the disclosure of contingent liabilities at the end of the reporting year. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Discussed below are the key management judgments and assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that may lead to a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

a)Revenue recognition
The Company accounts for its revenue from fixed-fee and variable-fee-with-ceiling contracts using the percentage of completion method, which requires estimates to be made for contract costs and revenues. Contract costs include direct labor, direct costs for subconsultants, and other direct expenditures. Progress on jobs is regularly reviewed by management and estimated costs to complete are revised based on the information available at the end of each reporting period. Contract cost estimates are based on various assumptions that can result in a change to contract profitability from one financial reporting period to another. Assumptions are made about labor productivity, the complexity of the work to be performed, the performance of subconsultants, and the accuracy of original bid estimates. Estimating costs is subjective and requires management’s best judgments based on the information available at that time.

On an ongoing basis, estimated revenue is updated to reflect the amount of consideration the Company expects to be entitled to in exchange for providing goods and services. Revenue estimates are affected by various uncertainties that depend on the outcome of future events, including change orders, claims, and variable consideration.

Change orders are included in estimated revenue when management believes the Company has an enforceable right to the change order, the amount can be estimated reliably, and realization is highly probable. Claims against other parties, including subconsultants, are recognized as a reduction in costs using the same criteria. To evaluate these criteria, management considers the contractual or legal basis for the change order, the cause of any additional costs incurred, and the history of favorable negotiations for similar amounts. As change orders are not recognized until highly probable, it is possible for the Company to have substantial contract costs recognized in one accounting period and associated revenue or reductions in cost recognized in a later period.

The Company’s contracts may include variable consideration such as revenue based on costs incurred and contract provisions for performance-based incentives or penalties. Variable consideration is estimated by determining the most likely amount the Company expects to be entitled to, unless the contract includes a range of possible outcomes for performance-based amounts. In that case, the expected value is determined using a probability weighting of the range of possible outcomes. Variable consideration, including change orders approved as to scope but unapproved as to price, is included in estimated revenue to the extent it is highly probable that a significant reversal of cumulative

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2024	F-19	Stantec Inc.

revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration are based on historical experience, anticipated performance, and management’s best judgment based on the information available at the time.

Consideration in contracts with multiple performance obligations is allocated to the separate performance obligations based on estimates of stand-alone selling prices. The primary method used to estimate the stand-alone selling price is expected cost plus an appropriate margin. To determine the appropriate margin, management considers margins for comparable services under similar contracts in similar markets.

Changes in estimates are reflected in the period in which the circumstances that gave rise to the change became known and affect the Company’s revenue, unbilled receivables, contract assets, and deferred revenue.

b)Impairment of non-financial assets
Impairment exists when the carrying amount of an asset or CGU or group of CGUs exceeds its recoverable amount, which is the higher of its fair value less costs of disposal or its value in use. Fair value less costs to sell is based on a discounted cash flow model and observable market prices for an arm’s length transaction of similar assets, less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from budgets over an appropriate number of years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the asset’s performance of the CGU or group of CGUs being tested.

The Company validates its estimate of the fair value of each asset, CGU or group of CGUs, by comparing the resulting multiples to multiples derived from comparable public companies and comparable company transactions. The Company reconciles the total fair value of all CGUs and groups of CGUs with its market capitalization to determine whether the sum is reasonable. If the reconciliation indicates a significant difference between the external market capitalization and the fair value of the CGUs or groups of CGUs, the Company reviews and adjusts, if appropriate, the discount rate of the CGUs or groups of CGUs and considers whether the implied acquisition premium (if any) is reasonable in light of current market conditions. The fair value measurement is categorized as level 3 in the fair value hierarchy based on the significant inputs in the valuation technique used (note 4h).

Goodwill
To arrive at the estimated recoverable amount of goodwill, the Company uses estimates of economic and market information, including arm’s length transactions for similar assets, growth rates in revenues, estimates of future expected changes in operating margins, and cash expenditures. The Company estimates the recoverable amount by using the fair value less costs of disposal approach. It estimates fair value using market information and discounted after-tax cash flow projections, which is known as the income approach. The income approach uses a CGU's or group of CGUs' projection of estimated operating results and discounted cash flows based on a discount rate that reflects current market conditions and the risk of achieving the cash flows. The Company uses cash flow projections covering at least a five-year period derived from financial forecasts approved by senior management. To arrive at cash flow projections, the Company uses estimates of economic and market information over the projection period.

Lease assets and associated property and equipment
To arrive at the estimated recoverable amount of lease assets and associated property and equipment, the Company uses economic and market information, including arm's length transactions for similar assets, estimates of future changes in variable head lease payments, potential sublease terms and conditions, including the timing and amount of associated cash inflows and initial direct costs, and assumptions about the future use of associated property and equipment.

The Company estimates the recoverable amount by using the value in use approach. It estimates fair value using market information and probability weighted pre-tax cash flow projections discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. The Company uses cash flow projections covering the remaining head lease term from financial forecasts approved by senior management.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2024	F-20	Stantec Inc.

c)Business combinations
In a business combination, the Company may acquire certain assets and assume certain liabilities of an acquired entity. The estimate of fair values for these transactions involves judgment to determine the fair values assigned to the tangible and intangible assets (i.e., backlog, client relationships, and trademarks) and the liabilities assumed on the acquisition. Determining fair values involves a variety of assumptions, including revenue growth rates, client retention rates, expected operating income, and discount rates.

From time to time, as a result of the timing of acquisitions in relation to the Company’s reporting schedule, certain estimates of fair values of assets and liabilities acquired may not be finalized at the initial time of reporting. These estimates are completed after the vendors’ final financial statements have been prepared and accepted by the Company, after detailed project portfolio reviews are performed, and when the valuations of intangible assets and other assets and liabilities acquired are finalized.

Assessments are performed on acquisition agreements with deferred or contingent consideration arrangements to determine whether the amounts payable represents business combination consideration or an arrangement that is separate from the business combination. Management applies judgment and the requirements of IFRS 3 to determine whether deferred or contingent arrangements are part of the business combination consideration.

d)Leases
Lease liabilities are discounted using the Company's incremental borrowing rate (IBR) when the interest rate implicit in the lease cannot be readily determined.

The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the lease asset in a similar economic environment. The Company estimates the IBR based on the lease term, collateral assumptions, and the economic environment in which the lease is denominated.

e)Provision for self-insured liabilities and claims
In the normal conduct of operations, various legal claims are pending against the Company, alleging, among other things, breaches of contract or negligence in connection with the performance of its services. The Company carries professional liability insurance, subject to certain deductibles and policy limits, and self-insures certain risks, including professional liability, automobile liability, and employment practices liability. In some cases, the Company may be subject to claims for which it is only partly insured or completely insured. The accrual for self-insured liabilities includes estimates of the costs of reported claims and is based on management’s assumptions, including consideration of actuarial estimates. These estimates of loss are derived from loss history that is then subjected to actuarial techniques to determine the proposed liability. Actual losses may vary from those used in the actuarial projections. An increase or decrease in loss is recognized in the period that the loss is determined and increases or decreases the Company’s self-insured liabilities and reported expenses.

Damages assessed in connection with and the cost of defending such actions could be substantial and possibly in excess of policy limits, for which a range of possible outcomes are either not able to be estimated or not expected to be significant. However, based on advice and information provided by legal counsel, the Company’s previous experience with the settlement of similar claims, and the results of the annual actuarial review, management believes that the Company has recognized adequate provisions for probable and reasonably estimated liabilities associated with these claims. In addition, management believes that it has appropriate insurance in place to respond to and offset the cost of resolving these claims.

Due to uncertainties in the nature of the Company’s legal claims, such as the range of possible outcomes and the progress of the litigation, provisions for self-insured liabilities and claims involve estimates. The ultimate cost to resolve these claims may exceed or be less than that recorded in the consolidated financial statements. Management believes that the ultimate cost to resolve these claims will not materially exceed the insurance coverage or provisions accrued and, therefore, would not have a material adverse effect on the Company’s consolidated statements of income and financial position.

f)Taxes
The Company’s income tax assets and liabilities are based on interpretations of income tax legislation across various jurisdictions, primarily in Canada, United States, the United Kingdom, and Australia. The Company’s effective tax rate can change from year to year based on the mix of income among jurisdictions, changes in tax laws in these

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2024	F-21	Stantec Inc.

jurisdictions, and changes in the estimated value of deferred tax assets and liabilities. The Company’s income tax expense reflects an estimate of the taxes it expects to pay for the current year, as well as a provision for changes arising in the values of deferred tax assets and liabilities during the year. The tax value of these assets and liabilities is impacted by factors such as accounting estimates inherent in these balances, management’s expectations about future operating results, previous tax audits, and differing interpretations of tax regulations by the taxable entity and the responsible tax authorities. Differences in interpretation may arise for a wide variety of issues, depending on the conditions prevailing in the respective legal entity’s domicile. Management regularly assesses the likelihood of recovering value from deferred tax assets, such as loss carryforwards, as well as from deferred tax depreciation of capital assets, and adjusts the tax provision accordingly.

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized based on the likely timing and the level of future taxable profits, together with future tax-planning strategies. If estimates change, the Company may be required to recognize an adjustment to its deferred income tax asset or liability and income tax expense.

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of deferred taxable income. If the Company determines that it is not probable that a taxation authority will accept an uncertain tax treatment, then an uncertain tax liability is recorded using either the most likely amount or the expected value method, depending on which method better predicts the resolution of the circumstances giving rise to the uncertainty.

Uncertain tax liabilities are presented as either income taxes payable or deferred tax liabilities. This depends on whether the uncertain tax liabilities are in respect of taxable profit for a period or income taxes payable in future periods in respect of taxable temporary differences.

g)Employee defined benefit plans
The cost of the defined benefit pension plans and the present value of the pension obligations are determined separately for each plan using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual future developments. These include determining the discount rate, mortality rates, inflation, and future pension increases. Due to the complexities involved in the valuation and its long-term nature, the defined benefit obligation and cost are highly sensitive to changes in these assumptions, particularly to the discount and mortality rates (although portions of the pension plans have protection against changes in the discount rate and improving mortality rates by utilizing annuities). All assumptions are reviewed annually.

For the discount rate, management considers the interest rates of corporate bonds in currencies consistent with the currencies of the post-employment obligation and that have an ‘AA’ rating or above, as set by an internationally acknowledged rating agency, and extrapolated as needed along the yield curve to correspond with the expected term of the benefit obligation. The mortality rate is based on publicly available information in the actuarial profession’s publications plus any special geographical or occupational features of each plan’s membership. Mortality tables tend to change only at intervals in response to demographic changes.

In determining whether the purchase of a bulk annuity contract results in a settlement of the Company's defined benefit obligations, management considers the intent of the transaction as well as the degree to which the Company continues to retain the related risks and obligations.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2024	F-22	Stantec Inc.

6. Recent Accounting Pronouncements and Changes to Accounting Policies
a) Recent adoptions
The following amendments became effective on January 1, 2024 and did not have a material impact on the Company's consolidated financial statements:

•In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1) that aimed to promote consistency by helping companies determine whether debt and other liabilities with an uncertain settlement date should be classified as current or non-current in the statement of financial position. The amendments also clarified the classification requirements for debt a company might settle by converting it into equity. In October 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1) that provided guidance on how covenants may affect an entity's right to defer settlement of a liability for at least twelve months after the reporting period, which may determine whether a liability should be presented as current or non-current.

•In September 2022, the IASB issued Lease Liability in a Sale and Leaseback (Amendments to IFRS 16). The amendments addressed the measurement requirements for sale and leaseback transactions. The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains.

•In May 2023, the IASB issued Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7), which introduced new disclosure requirements related to an entity's use of supplier finance arrangements.

In April 2024, the IFRS Interpretations Committee (IFRIC) issued an agenda decision on Payments Contingent on Continued Employment during Handover Periods (IFRS 3). See section c) Change in accounting policy for the adoption impact.

b) Future adoptions
Listed below are the standards, amendments, and interpretations that the Company reasonably expects to be applicable at a future date and intends to adopt when they become effective. The Company is currently considering the impact of adopting these standards, amendments, and interpretations on its consolidated financial statements and cannot reasonably estimate the effect at this time.

•In August 2023, the IASB issued Lack of Exchangeability (Amendments to IAS 21), which clarifies that entities must estimate the spot exchange rate when it is determined that a currency lacks exchangeability and introduces targeted disclosure requirements. The amendments are effective for annual reporting periods beginning on or after January 1, 2025, with earlier application permitted.

•In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1 Presentation of Financial Statements and will be accompanied by limited amendments to IAS 7 Statement of Cash Flows. IFRS 18 will introduce a defined structure for the statement of profit or loss and add disclosures about management-defined performance measures and new principles for aggregation and disaggregation of information. The standard will be effective for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted.

•In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). The amendments clarify that financial liabilities are derecognized on the settlement date, subject to an accounting policy choice for certain financial liabilities settled through an electronic payment system; clarify the classification and measurement requirements for financial assets with Environmental, Social, and Governance linked and non-recourse features; and add certain disclosure requirements. The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted, applied retrospectively.

c) Change in accounting policy
IFRS 3 Business Combinations requires contingent payments (including deferred payments) to employees or selling shareholders to be treated as contingent consideration in a business combination or as separate transactions, depending on the nature of the payments. In April 2024, the IFRS Interpretations Committee (IFRIC) issued an agenda decision on Payments Contingent on Continued Employment during Handover Periods (IFRS 3). The agenda

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2024	F-23	Stantec Inc.

decision provided clarification on how automatic forfeiture should be applied to payments in a business combination which may be contingent on the sellers' continued employment.

Historically the Company issued notes payable as purchase consideration that were contingent on selling shareholders complying with the terms of the acquisition agreement. Effective September 30, 2024, the Company performed a reassessment of historical acquisitions based on the IFRIC clarification, and revised the accounting for certain historical notes payable from purchase consideration to compensation for post-combination services. The Company has also changed the terms used in recent acquisition agreements to clarify that adjustments to the notes payable are not contingent on continued employment but adjusted based on factors relevant to the performance of the business. The reassessment was applied as a change in accounting policy, retrospectively to all prior periods presented. The impacts on the Company’s consolidated financial statements were as follows:

Consolidated Statements of Financial Position

	December 31, 2023 (as previously stated)	Increase (Decrease)	December 31, 2023 (revised)	January 1, 2023 (as previously stated)	Increase (Decrease)	January 1, 2023 (revised)
	$	$	$	$	$	$
Non-current assets
Goodwill: Canada	359.5	(65.7)	293.8	359.5	(65.7)	293.8
United States	1,452.4	(136.4)	1,316.0	1,408.0	(139.6)	1,268.4
Global	572.1	(108.3)	463.8	578.9	(108.5)	470.4
Total Goodwill	2,384.0	(310.4)	2,073.6	2,346.4	(313.8)	2,032.6
Total assets	6,076.7	(310.4)	5,766.3	5,652.9	(313.8)	5,339.1

Current liabilities
Trade and other payables	818.5	23.9	842.4	755.7	29.1	784.8
Long-term debt	146.7	(22.7)	124.0	52.2	(29.0)	23.2
Non-current liabilities
Long-term debt	982.3	(8.1)	974.2	1,183.6	(26.5)	1,157.1
Deferred tax liabilities	24.4	2.0	26.4	28.2	6.8	35.0
Total liabilities	3,320.1	(4.9)	3,315.2	3,366.9	(19.6)	3,347.3

Total shareholders' equity	2,756.6	(305.5)	2,451.1	2,286.0	(294.2)	1,991.8
Total liabilities and equity	6,076.7	(310.4)	5,766.3	5,652.9	(313.8)	5,339.1

Consolidated Statements of Income

	2023 (as previously stated)	Increase (Decrease)	2023 (revised)
	$	$	$
Administrative and marketing expenses	1,945.8	19.5	1,965.3
Income before income taxes	427.2	(19.5)	407.7
Deferred income taxes	(45.6)	(4.8)	(50.4)
Net income	331.2	(14.7)	316.5
Earnings per share, basic and diluted	2.98	(0.13)	2.85

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2024	F-24	Stantec Inc.

Consolidated Statements of Comprehensive Income

	2023 (as previously stated)	Increase (Decrease)	2023 (revised)
	$	$	$
Exchange differences on translation of foreign operations	(64.0)	3.4	(60.6)
Other comprehensive income (loss), net of tax	(50.9)	3.4	(47.5)
Total comprehensive income, net of tax	280.3	(11.3)	269.0

Consolidated Statements of Cash Flows

	2023 (as previously stated)	Increase (Decrease)	2023 (revised)
	$	$	$
Net income	331.2	(14.7)	316.5
Deferred income taxes	(45.6)	(4.8)	(50.4)
Trade and other payables and other accruals	(54.4)	(5.2)	(59.6)
Net cash flows from operating activities	544.7	(24.7)	520.0
Repayment of notes payable and other financing obligations	(52.4)	24.7	(27.7)
Net cash flows used in financing activities	(134.0)	24.7	(109.3)

7. Business Acquisitions
Acquisition in 2023
On June 30, 2023, the Company acquired all of the shares of Environmental Systems Design, Inc. (ESD), for cash consideration and notes payable. ESD is a 300-person firm headquartered in Chicago. The firm provides building engineering services, specializing in mission critical and data center services. This addition further strengthened the Company’s Buildings operations in the United States CGU.

Acquisitions in 2024
On January 8, 2024, the Company acquired all of the shares of ZETCON Ingenieure GmbH (ZETCON), for cash consideration and notes payable. ZETCON is a 645-person engineering firm headquartered in Bochum, Germany. This addition further strengthened the Company's Infrastructure operations in the group of Global cash-generating units (CGUs).

On February 9, 2024, the Company acquired all of the shares of Morrison Hershfield Group Inc. (Morrison Hershfield), for cash consideration and notes payable. Morrison Hershfield is a 1,150-person engineering and management firm headquartered in Markham, Ontario. This addition further strengthened the Company's Infrastructure, Buildings, Environmental Services, and Water operations in Canada and the United States CGUs.

On April 30, 2024, the Company acquired all of the shares of Hydrock Holdings Limited (Hydrock), for cash consideration and notes payable. Hydrock is a 950-person integrated engineering design firm headquartered in Bristol, England. This addition further strengthened the Company's Energy & Resources, Buildings, and Infrastructure operations in the Global group of CGUs.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2024	F-25	Stantec Inc.

Details of the consideration transferred and the fair value of the identifiable assets and liabilities acquired at the date of acquisition, including measurement period adjustments for prior acquisitions, are as follows:

		For the year ended December 31,
		2024	2023
	Notes	$	$

Cash consideration		581.0	86.7
Notes payable	16	90.7	50.6
Consideration		671.7	137.3

Cash consideration		581.0	86.7
Cash acquired		26.0	11.1
Net cash paid		555.0	75.6

Assets and liabilities acquired
Cash		26.0	11.1
Non-cash working capital
Trade receivables		92.1	16.4
Unbilled receivables		25.5	10.3
Trade and other payables		(61.6)	(11.5)
Deferred revenue		(35.0)	(7.5)
Other non-cash working capital		13.3	1.5
Lease assets	11	60.8	15.0
Intangible assets	13	183.8	37.6
Lease liabilities		(57.3)	(13.6)
Long-term debt		(44.5)	—
Provisions	17	(24.2)	(1.1)
Deferred tax (liabilities) assets	26	(57.0)	1.7
Other	10,14	46.8	3.2
Total identifiable net assets at fair value		168.7	63.1
Goodwill arising on acquisitions	12	503.0	74.2

Deferred consideration is included as notes payable and has been assessed as part of the business combination and recognized at fair value at the acquisition date.

Non-cash working capital includes trade receivables and unbilled receivables which are recognized at fair value at the time of acquisition, and their fair value approximates their net carrying value.

Goodwill consists of the value of expected synergies arising from an acquisition, the expertise and reputation of the assembled workforce acquired, and the geographic location of the acquiree. Goodwill of $207.9 and intangible assets of $84.3 were allocated to ZETCON, goodwill of $175.3 and intangible assets of $59.1 were allocated to Morrison Hershfield, and goodwill of $119.8 and intangible assets of $40.4 were allocated to Hydrock. None of the goodwill and intangible assets arising from the acquisitions are expected to be deductible for income tax purposes.

Non-current provisions for claims of $20.3 were recognized from the acquisitions in 2024, based on their expected probable outcomes (note 17). There is significant uncertainty as to the timing and amount of the cash outflows, which depends on the development of the claims. As at the acquisition dates, the Company recognized $15.1 in expected reimbursements related to these provisions for claims, included in Other Assets (note 14).

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2024	F-26	Stantec Inc.

Gross revenue earned from acquisitions since the acquisition date was $411.2.

Fair value of net assets for current and prior year acquisitions
The preliminary fair values of the net assets recognized in the Company’s consolidated financial statements were based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition dates. Management finalized the fair value assessments of assets and liabilities purchased from ZETCON and Morrison Hershfield. For Hydrock, management is reviewing the respective vendors' closing financial statements, purchase adjustments, and other outstanding information. Once the outstanding information is received, reviews are completed, and approvals are obtained, the valuation of acquired assets and liabilities will be finalized.

8. Cash and Cash Equivalents
The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of the following:

	December 31, 2024	December 31, 2023
	$	$
Cash	215.7	194.4
Unrestricted investments	12.8	158.5
Cash and cash equivalents	228.5	352.9

9. Trade and Other Receivables

	December 31, 2024	December 31, 2023
	$	$
Trade receivables, net of expected credit losses of $2.7 (2023 – $2.7)	1,282.4	1,016.1
Holdbacks and other	26.5	36.8
Insurance receivables	14.9	10.6
Trade and other receivables	1,323.8	1,063.5

The aging analysis of gross trade receivables is as follows:

	Total $	1–30 $	31–60 $	61–90 $	91–120 $	121+ $
December 31, 2024	1,285.1	655.9	380.6	118.3	36.1	94.2
December 31, 2023	1,018.8	503.8	309.0	92.1	31.7	82.2

Information about the Company’s exposure to credit risks for trade and other receivables is included in note 24.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2024	F-27	Stantec Inc.

10. Property and Equipment

	Engineering Equipment $	Office Equipment $	Leasehold Improvements $	Other $	Total $
Cost
December 31, 2022	138.5	80.2	248.1	46.2	513.0
Additions	38.0	5.8	29.7	16.2	89.7
Additions arising on acquisitions	0.8	0.1	1.7	—	2.6
Disposals	(21.4)	(9.6)	(38.1)	(8.8)	(77.9)
Impact of foreign exchange	(1.8)	(1.4)	(3.2)	(0.8)	(7.2)
December 31, 2023	154.1	75.1	238.2	52.8	520.2
Additions	39.6	3.9	29.9	9.2	82.6
Additions arising on acquisitions	4.2	3.4	6.1	0.6	14.3
Disposals	(30.9)	(9.2)	(24.4)	(4.1)	(68.6)
Impact of foreign exchange	6.8	4.8	9.1	3.5	24.2
December 31, 2024	173.8	78.0	258.9	62.0	572.7
Accumulated depreciation
December 31, 2022	67.2	42.8	134.2	18.1	262.3
Depreciation	22.6	7.0	26.0	4.3	59.9
Disposals	(20.4)	(8.0)	(34.5)	(4.6)	(67.5)
Net impairment (note 11)	—	0.3	1.6	—	1.9
Impact of foreign exchange	(0.9)	(0.7)	(1.9)	(0.4)	(3.9)
December 31, 2023	68.5	41.4	125.4	17.4	252.7
Depreciation	25.5	9.5	27.0	5.7	67.7
Disposals	(29.6)	(8.7)	(23.0)	(3.5)	(64.8)
Net impairment (note 11)	—	0.5	5.4	—	5.9
Impact of foreign exchange	3.2	1.1	6.7	1.2	12.2
December 31, 2024	67.6	43.8	141.5	20.8	273.7
Net book value
December 31, 2023	85.6	33.7	112.8	35.4	267.5
December 31, 2024	106.2	34.2	117.4	41.2	299.0

Included in the Other category is automotive equipment, buildings, land, and an ownership interest in an aircraft.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2024	F-28	Stantec Inc.

11. Lease Assets

	Building $	Other $	Total $
December 31, 2022	455.0	15.4	470.4
Additions	45.4	2.9	48.3
Acquisitions	14.6	0.4	15.0
Depreciation	(114.7)	(7.0)	(121.7)
Modifications	33.3	0.3	33.6
Reversal of impairment, net	1.6	—	1.6
Foreign exchange	(4.2)	(0.1)	(4.3)
December 31, 2023	431.0	11.9	442.9
Additions	60.3	10.6	70.9
Acquisitions	56.8	4.0	60.8
Depreciation	(117.7)	(9.4)	(127.1)
Modifications	36.4	0.7	37.1
Net impairment	(29.0)	—	(29.0)
Foreign exchange	17.0	1.7	18.7
December 31, 2024	454.8	19.5	474.3

The Company leases buildings for its office spaces across the globe. Lease terms typically range from 1 to 15 years and a weighted average remaining lease term of 6.1 years at December 31, 2024 (2023 - 6.2 years). To provide operational flexibility, the Company includes extension and termination options in certain leases.

The Company leases vehicles and office equipment with terms typically ranging from 1 to 7 years and a weighted average remaining lease term of 2.5 years at December 31, 2024 (2023 - 2.8 years).

The Company also leases IT equipment and other equipment with terms typically ranging from 1 to 5 years. These leases are generally short-term or for low-value assets that the Company has elected not to recognize in lease assets and lease liabilities.

As part of the Company's strategic plan, the real estate lease portfolio was evaluated and resulted in the approval of a formal plan to sublease certain underutilized office spaces resulting from our hybrid working model. This change in use resulted in the recognition of impairment losses, where the carrying amount of the assets exceeded the recoverable amount, determined based on the value in use method. A net impairment charge of $29.0 (2023 - impairment reversal of $1.6) and an onerous contract provision of $6.8 (2023 - $2.5) (note 17) were recognized. The impaired lease assets are primarily within the Canada and United States reportable segments.

	Canada	United States	Global	Total
At December 31, 2024	$	$	$	$
Impairment losses
Lease assets	12.6	14.9	2.4	29.9
Property and equipment	5.2	0.4	0.5	6.1
Impairment reversals	(0.4)	(0.6)	(0.1)	(1.1)
Net impairment of lease assets and property and equipment	17.4	14.7	2.8	34.9
Recoverable amount remaining	—	—	1.3	1.3

In 2023 the Company had impairment losses on lease assets and property and equipment of $2.1 and $2.6, respectively, primarily in the United States. This was offset by impairment reversals on lease assets and property and

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2024	F-29	Stantec Inc.

equipment of $4.4 primarily in Canada and the United States. The aggregate remaining recoverable amounts for previously recorded impairments were $2.8 relating primarily to Global.

Amounts recognized in administrative and marketing expenses	For the year ended December 31,
	2024	2023
	$	$
Rent expense - variable lease payments	52.0	47.5
Rent expense - short-term leases and leases of low-value assets	4.0	2.9
Income from subleases	(3.5)	(2.9)

Total	52.5	47.5

Variable lease payments include operating expenses, real estate taxes, insurance, and other variable costs. Future undiscounted cash flows for short-term leases, leases of low-value assets, variable lease payments, and sublease payments receivable are disclosed in note 20.

Cash outflows for lease liabilities are disclosed in note 31.

12. Goodwill

	December 31, 2024	December 31, 2023
	$	$
		(Note 6.c)[1]
Gross goodwill, beginning of the year	2,193.4	2,152.4
Acquisitions	503.0	74.2
Impact of foreign exchange	135.9	(33.2)
Gross goodwill, end of the year	2,832.3	2,193.4
Accumulated impairment losses	(119.8)	(119.8)
Net goodwill, end of the year	2,712.5	2,073.6
1 Revised for change in accounting policy (see Note 6.c)

Goodwill arising from acquisitions includes factors such as the expertise and reputation of the assembled workforce acquired, the geographic location of the acquiree, and the expected synergies.

The Company considers its CGUs based on the interdependence of cash flows between different geographic locations and how management monitors the operations. As such, the CGUs are defined as Canada, US, Asia/Pacific, Latin America, UK/Europe/Middle East, and Germany. As goodwill is not monitored at a level lower than the Company’s operating segments, the CGUs excluding Canada and the US are grouped in Global for purposes of allocating goodwill and testing impairment.

Goodwill was allocated to its CGUs or group of CGUs as follows:

	December 31, 2024	December 31, 2023
	$	$
		(Note 6.c)[1]
Canada	422.7	293.8
United States	1,479.3	1,316.0
Global	810.5	463.8
Allocated	2,712.5	2,073.6
1 Revised for change in accounting policy (see Note 6.c)

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2024	F-30	Stantec Inc.

On October 1, 2024, and October 1, 2023, the Company performed its annual goodwill impairment test in accordance with its policy described in note 4. Based on the results of the 2024 and 2023 tests, the Company concluded that the recoverable amount of each CGU or group of CGUs exceeded its carrying amount and, therefore, goodwill was not impaired.

Assumptions
The calculation of fair value less costs of disposal is most sensitive to the following key assumptions:
•Operating margin rates based on actual experience and management’s long-term projections. Operating margin is defined as project margin less the sum of administrative and marketing expenses, depreciation of property and equipment, amortization of software, and other adjustments such as lease interest and principal lease payments.
•Discount rates reflecting investors’ expectations when discounting future cash flows to a present value, taking into consideration market rates of return, capital structure, company size, and industry risk. If necessary, a discount rate is further adjusted to reflect risks specific to a CGU or group of CGUs when future estimates of cash flows have not been adjusted. For its October 1, 2024 impairment tests, the Company discounted the cash flows using an after-tax discount rate of 8.7% for Canada, 9.4% for United States, and a weighted average discount rate of 10.1% for the Global group of CGUs (October 1, 2023 - 8.9% for Canada, 9.5% for United States, and 10.8% for the Global group of CGUs).

Other assumptions:
•Terminal growth rates based on actual experience and market analysis. Projections are extrapolated beyond five years using a growth rate that does not exceed 2.5% (2023 – 3.5%).
•Non-cash working capital requirements are based on historical actual rates, market analysis, and management’s long-term projections.
•Net revenue growth rate based on management’s best estimates of cash flow projections over a five-year period.

Sensitivity to changes in assumptions
As at October 1, 2024, the recoverable amounts of CGUs and group of CGUs tested exceeded their carrying amounts and management believes that no reasonably possible change in any of the above key assumptions would have caused the carrying amounts to exceed the recoverable amounts.

As at October 1, 2024, the recoverable amounts of the Canada and US CGUs exceeded their carrying amounts and no reasonably possible change in any of the above key assumptions would have caused the carrying amount to exceed its recoverable amount. The recoverable amount of the Global group of CGUs exceeded its carrying amount by $256.4 assuming terminal operating margins averaging 10.5%. Assuming all other assumptions remain the same, the operating margin in all forecasted periods, including the terminal period, would need to decline by 150-basis points for the Global group of CGUs carrying amount to exceed its recoverable amount.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2024	F-31	Stantec Inc.

13. Intangible Assets

	Client Relationships	Contract Backlog	Software and other	Total
	$	$	$	$
Cost
December 31, 2022	471.9	48.6	90.2	610.7
Additions	—	—	13.7	13.7
Additions arising on acquisitions	25.2	12.4	—	37.6
Removal of fully amortized assets	(25.4)	(47.8)	(39.4)	(112.6)
Impact of foreign exchange	(7.6)	(0.8)	(0.5)	(8.9)
December 31, 2023	464.1	12.4	64.0	540.5
Additions	—	—	84.4	84.4
Additions arising on acquisitions	137.7	45.8	0.3	183.8
Removal of fully amortized assets	(30.9)	(13.4)	(24.5)	(68.8)
Impact of foreign exchange	31.3	2.0	0.3	33.6
December 31, 2024	602.2	46.8	124.5	773.5
Accumulated amortization
December 31, 2022	215.6	31.4	43.3	290.3
Amortization	46.3	21.3	34.4	102.0
Removal of fully amortized assets	(25.4)	(47.8)	(39.4)	(112.6)
Impact of foreign exchange	(3.8)	(0.8)	(0.3)	(4.9)
December 31, 2023	232.7	4.1	38.0	274.8
Amortization	58.5	31.1	34.2	123.8
Removal of fully amortized assets	(30.9)	(13.4)	(24.5)	(68.8)
Impact of foreign exchange	15.7	1.1	(0.1)	16.7
December 31, 2024	276.0	22.9	47.6	346.5
Net book value
December 31, 2023	231.4	8.3	26.0	265.7
December 31, 2024	326.2	23.9	76.9	427.0

During 2024, the Company concluded that there were no indicators of impairment related to intangible assets.

The net book value of software acquired through software financing obligations is $41.5 (2023 - $15.4).

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2024	F-32	Stantec Inc.

14. Other Assets

		December 31, 2024	December 31, 2023
	Notes	$	$
Financial assets
Investments held for self-insured liabilities	23	195.7	204.5
Holdbacks on long-term contracts		43.7	25.2
Derivative financial instruments	23,24	20.7	20.0
Insurance recovery assets	7	10.6	—
Other		39.2	28.6
Non-financial assets
Other		17.6	18.0
		327.5	296.3
Less current portion - financial		26.2	15.8
Less current portion - non-financial		1.3	1.3
Long-term portion		300.0	279.2

Financial assets - Other primarily includes sublease receivables and deposits. Non-financial assets - Other primarily includes investments in joint ventures and associates, transaction costs on long-term debt, and investment tax credits.

Investments held for self-insured liabilities include government and corporate bonds that are classified as FVOCI with unrealized gains (losses) recorded in other comprehensive income. Investments also include equity securities that are classified as FVPL with gains (losses) recorded in net income.

Their fair value and amortized cost are as follows:

	December 31, 2024		December 31, 2023
	$		$
	Fair Value	Amortized Cost/Cost	Fair Value	Amortized Cost/Cost
Bonds	122.7	123.1	127.2	125.0
Equity securities	73.0	54.6	77.3	66.3
Total	195.7	177.7	204.5	191.3

The bonds bear interest at rates ranging from 0.63% to 8.00% per annum (2023 – 0.63% to 8.00%). The terms to maturity of the bond portfolio, stated at fair value, are as follows:

	December 31, 2024	December 31, 2023
	$	$
Within one year	6.0	0.4
After one year but not more than five years	37.5	43.1
More than five years	79.2	83.7
Total	122.7	127.2

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2024	F-33	Stantec Inc.

15. Trade and Other Payables

	December 31, 2024	December 31, 2023
	$	$
		(Note 6.c)
Trade accounts payable and accruals	447.6	351.9
Employee and payroll liabilities	453.6	415.9
Other accrued liabilities	117.5	74.6
Trade and other payables	1,018.7	842.4

16. Long-Term Debt

	December 31, 2024	December 31, 2023
	$	$
		(Note 6.c)
Senior unsecured notes	548.1	547.6
Revolving credit facility	256.0	79.5
Term loan facilities	405.6	408.2
Notes payable	116.8	52.0
Other financing obligations	57.0	10.9
	1,383.5	1,098.2
Less current portion	175.0	124.0
Long-term portion	1,208.5	974.2

Senior unsecured notes
The Company's senior unsecured notes (the notes) consist of:
•$300 of notes that mature on October 8, 2027, bearing interest at a fixed rate of 2.048% per annum; and
•$250 of notes that mature on June 27, 2030, bearing interest at a fixed rate of 5.393% per annum.

The notes rank pari passu with all other debt and future indebtedness of the Company.

Revolving credit and term loan facilities
The Company has syndicated senior credit facilities, structured as a sustainability-linked loan, consisting of an unsecured senior revolving credit facility in the maximum amount of $800 and an unsecured senior term loan of $310 in two tranches. Additional funds of $600 can be accessed subject to approval and under the same terms and conditions. On June 27, 2024, the Company amended the syndicated senior credit facilities to change certain terms and conditions, including extending the maturity dates for the revolving credit facility from December 8, 2027 to June 27, 2029, the $150 tranche B of the term loan from December 8, 2025 to June 27, 2027, and the $160 tranche C of the term loan from December 8, 2027 to June 27, 2029. The amendments to the terms and conditions were not considered to be substantial. As such, the amendments were accounted for as a debt modification.

The Company's unsecured bilateral term credit facility of $100 matured on June 17, 2024 and has been replaced with a new unsecured bilateral term credit facility of $100 maturing on June 28, 2025.

At December 31, 2024, $256.0 of the revolving credit facility was payable in Canadian funds (2023 - payable in US funds of $79.5 (US$60.0)). As at December 31, 2024 and 2023, the term loan facilities were payable in Canadian funds. The revolving credit facility and the term loan facilities may be repaid from time to time at the option of the Company. The average interest rate for the revolving credit facility and term loan facilities at December 31, 2024, was 4.86% (2023 – 6.78%).

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2024	F-34	Stantec Inc.

The funds available under the revolving credit facility are reduced by overdrafts (included in bank indebtedness in the consolidated statements of financial position) and outstanding letters of credit issued pursuant to the facility agreement. At December 31, 2024, the Company had issued outstanding letters of credit that expire at various dates before October 2025, are payable in various currencies, and total $4.2 (2023 – $2.4). These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At December 31, 2024, $539.8 (2023 – $718.1) was available under the revolving credit facility.

Bank indebtedness
The Company has an uncommitted unsecured multicurrency credit facility of up to £20 and an overdraft facility of up to AU$5, repayable on demand. The amount drawn at December 31, 2024 was $17.1 (£9.5) (2023 - $23.6 (£14.0)).

Bank indebtedness also includes overdrafts drawn under the terms of the Company’s syndicated senior credit facilities. No balances were drawn at December 31, 2024 (2023 - nil).

Notes payable and other finance obligations
Notes payable consists primarily of notes payable for acquisitions and are due at various times from 2025 to 2027. Repayment is contingent on selling shareholders complying with the terms of the acquisition agreements. The weighted average interest rate on the notes payable at December 31, 2024, was 4.9% (2023 - 5.0% (notes payable were revised, see note 6.c)). The aggregate maturity value of the notes of $116.6 (2023 - $52.0) is comprised of:

	December 31, 2024		December 31, 2023
	CAD	Foreign currency	CAD	Foreign currency
			(Note 6.c)	(Note 6.c)
US dollars	36.7	25.5	50.5	38.1
British pounds	3.9	2.2	0.6	0.3
Euro	75.1	50.4	—	—
Other currencies	0.9	1.0	0.9	0.9

The Company has other financing obligations for software (included in intangible assets), equipment, and leasehold improvements. These obligations expire at various dates before November 2026. Other financing obligations include software additions of $66.3 (2023 - $0.6) which have been excluded from the consolidated statement of cash flows (note 31).

Letter of credit and surety facilities
The Company issues letters of credit within its revolving credit facility and has a separate facility outside of its revolving credit facility that provides letters of credit up to $100. At December 31, 2024, $75.5 (2023 – $57.0) in aggregate letters of credit outside of the Company’s credit facilities were issued in various currencies. Of these letters of credit, $47.3 (2023 – $41.6) expire at various dates before May 2035 and $28.2 (2023 – $15.4) have open-ended terms.

At December 31, 2024, the Company has $44.3 (2023 - $20.3) in bonds for our continuing operations that will expire on completion of the associated projects. The estimated completion dates of these projects are before August 2029.

The Company also has surety facilities related to Construction Services (which was sold in 2018) to accommodate the issuance of bonds for certain types of project work of $3.5 (2023 - $16.6) in US funds that will expire on completion of the associated projects. The estimated completion dates of these projects are before May 2025.The purchaser of the Construction Services business has indemnified the Company for any obligations that may arise from these bonds.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2024	F-35	Stantec Inc.

17. Provisions

	Self- insured liabilities $	Claims $	Lease restoration $	Onerous contracts $	Total $
Balance, beginning of the year	86.6	46.7	28.5	24.7	186.5
Current year provisions	43.7	22.6	3.5	9.5	79.3
Acquisitions	—	20.3	1.4	2.5	24.2
Paid or otherwise settled	(23.8)	(22.6)	(5.0)	(15.7)	(67.1)
Impact of foreign exchange	6.6	3.0	1.2	0.6	11.4
	113.1	70.0	29.6	21.6	234.3
Less current portion	11.6	39.1	5.2	10.5	66.4
Long-term portion	101.5	30.9	24.4	11.1	167.9

Cash outflows for provisions for claims are expected to occur within the next one to five years, although this is uncertain and depends on the development of the various claims. These outflows are not expected to have a material impact on the Company’s net cash flows.

Provision for lease restoration relates to building leases (note 11). Cash outflows for provisions for lease restoration are expected to occur within the next one to fourteen years.

18. Employee Defined Benefit Plans

	December 31, 2024	December 31, 2023
	$	$
Net defined benefit pension asset	75.0	72.3

Net defined benefit pension liability	(6.4)	(15.6)
End of employment benefit plans	(16.0)	(13.9)
Net employee defined benefit liability	(22.4)	(29.5)

Defined benefit pension plans
The Company sponsors defined benefit pension plans (the Plans) covering certain full-time and past employees, primarily in the United Kingdom. The benefits for the Plans are based on final compensation and years of service. The Plans are closed to new participants and have ceased all future service benefits.

The Plans are governed by the laws of the United Kingdom. Each pension plan has a board of trustees that is responsible for administering the assets and defining the investment policies of the Plans.

The funding objective of each pension plan is to have sufficient and appropriate assets to meet actuarial liabilities. The board of trustees reviews the level of funding required based on separate triennial actuarial valuations for funding purposes; the most recent were completed as at March 31, 2021. The Plans require that contributions be made to separately administered funds, which are maintained independently by custodians. The Company expects to contribute approximately $8 to the Plans in 2025.

The Plans expose the Company to a number of risks, including changes to long-term UK interest rates and inflation expectations, movements in global investment markets, changes in life expectancy rates, foreign exchange risk, and regulatory risk from changes in UK pension legislation. The Company is also exposed to price risk because the Plans’ assets include investments in equities.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2024	F-36	Stantec Inc.

In 2024, the UK Court of Appeal upheld a ruling given by the High Court that specific alterations to the rules of salary-related contracted-out pension schemes made between 1997 and 2016 would be invalid if they lacked a confirmation under Section 37 of the Pension Schemes Act 1993 from the scheme's actuary. This ruling has potentially significant implications because of the wide-ranging impact of the judgement. We are in the process of understanding the impact of the ruling on Stantec's UK defined benefit plans. Therefore, it is not currently possible to assess with any certainty whether there could be a potential financial impact.

The Company has a bulk annuity policy for a UK pension scheme and also holds guaranteed annuities for certain plan members upon retirement. Future cash flows from annuities will match the amount and timing of certain benefits payable under the Plans, partially mitigating the Company's exposure to future volatility in the related obligations. At December 31, 2024, 55.6% (2023 - 55.2%) of the defined benefit obligation was fully covered against changes in interest rates and longevity post-retirement. Post-retirement benefits that are fully matched with annuity policies have been included in both the asset and liability figures in the following tables.

A liability-driven investment (LDI) strategy has been implemented to mitigate a portion of the Plans’ long-term interest rate and inflation risks by investing in assets that have similar interest rate and inflation characteristics as the Plans’ liabilities. The LDI strategy relates to only a portion of the Plans’ investments; therefore, the Plans remain exposed to interest rate and inflation risk, along with the other risks mentioned above.

The following table presents a reconciliation from the opening balances to the closing balances for the net defined benefit asset (liability) and its components:

	2024			2023
	Defined Benefit Obligation $	Fair Value of Plan Assets $	Net Defined Benefit Asset (Liability) $	Defined Benefit Obligation $	Fair Value of Plan Assets $	Net Defined Benefit Asset (Liability) $
Balance, beginning of the year	(402.6)	459.3	56.7	(382.5)	422.9	40.4
Administrative and marketing expenses
Interest (expense) income	(18.4)	21.1	2.7	(17.8)	20.2	2.4
Administrative expenses paid by the Plans	—	(1.9)	(1.9)	—	(2.1)	(2.1)
	(18.4)	19.2	0.8	(17.8)	18.1	0.3
Other comprehensive income (loss)
Adjustments on the plan assets, excluding interest income	—	(57.1)	(57.1)	—	10.3	10.3
Actuarial gains (losses) arising from:
Changes in demographic assumptions	3.0	—	3.0	5.8	—	5.8
Changes in financial assumptions	47.7	—	47.7	(9.6)	—	(9.6)
Experience adjustments	6.3	—	6.3	(3.4)	—	(3.4)
Remeasurement (loss) gain, before tax	57.0	(57.1)	(0.1)	(7.2)	10.3	3.1
Effect of movement in exchange rates	(27.0)	31.1	4.1	(11.1)	12.4	1.3
	30.0	(26.0)	4.0	(18.3)	22.7	4.4
Other
Benefits paid	17.6	(17.6)	—	16.0	(16.0)	—
Contributions by employer	—	7.1	7.1	—	11.6	11.6
	17.6	(10.5)	7.1	16.0	(4.4)	11.6
Balance, end of the year	(373.4)	442.0	68.6	(402.6)	459.3	56.7

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2024	F-37	Stantec Inc.

The total remeasurement loss on the net employee defined benefit asset at December 31, 2024, was $0.1 (net of deferred tax expense of nil) (2023 – a gain of $3.1 and a deferred tax recovery of $4.7, primarily from a tax rate change in the United Kingdom, for a total OCI impact of $7.8).

	December 31, 2024	December 31, 2023
	$	$
Included in the consolidated statement of financial position within:
Net defined benefit asset	75.0	72.3
Net defined benefit liability	(6.4)	(15.6)
	68.6	56.7

The Company has an unconditional right to derive economic benefit from the above surplus and has therefore recognized a net defined benefit asset.

Major categories of plan assets, measured at fair value, are as follows:

	December 31, 2024	December 31, 2023
	$	$
Cash and cash equivalents	28.4	26.7
Investments quoted in active markets (mutual, exchange-traded, and pooled funds):
Equities	5.8	18.7
Fixed income, corporate bonds, and gilts	84.4	71.0
Pooled fund liability-driven investments	113.8	118.2
Alternatives and property funds	1.9	2.5
Unquoted investments:
Annuity policies	207.7	222.2
Fair value of plan assets	442.0	459.3

The investment policy for the Plans is to balance risk and return. Approximately 53% of plan assets are invested in mutual, exchange-traded, and pooled funds (fair valued using quoted market prices) or held in cash. Approximately 47% of plan assets are held in annuity policies that will have cash flows that match the amount and timing of certain benefits payable under the Plans. The fair value of these policies reflects the present value of the related obligations and is determined using actuarial techniques and guaranteed annuity rates.

The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using actuarial valuations. The significant assumptions used in determining pension benefit obligations for the Plans are shown below (expressed as weighted averages):

	December 31, 2024	December 31, 2023
Discount rate	5.38%	4.48%
Rate of inflation, pre-retirement	2.84%	2.64%
Rate of increase in future pensions payment	3.28%	3.30%
Life expectancy at age 65 for current pensioners:
Male	21 years	21 years
Female	24 years	24 years
Life expectancy at age 65 for current members aged 45:
Male	22 years	22 years
Female	25 years	25 years

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2024	F-38	Stantec Inc.

At December 31, 2024, the weighted average duration of the defined benefit obligation was 14 years (2023 – 14 years).

Quantitative sensitivity analyses showing the impact on the defined benefit obligation for significant assumptions are as follows:

	December 31, 2024		December 31, 2023
	Increase $	Decrease $	Increase $	Decrease $
Change in discount rate by 0.25%	(12.8)	13.2	(13.8)	14.3
Change in pre-retirement inflation rate by 0.25%	2.2	(2.2)	2.4	(2.4)
Change in pension increase assumption by 0.25%	6.7	(6.6)	7.5	(7.4)
Change in one year in the life expectancy	12.0	(12.0)	13.5	(13.5)

The sensitivity analyses above have been determined based on a method that extrapolates the impact on the defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting year. The sensitivity analyses were based on changing a significant assumption and keeping all other assumptions constant and may not be representative of an actual change in the defined benefit obligation as it is unlikely that changes in assumptions would occur in isolation of one another.

End of employment benefit plans
The liability for end of employment benefit plans represents the Company’s estimated obligations for long service leave and annual leave that is legislated in some countries in which the Company operates.
19. Other Liabilities

		December 31, 2024	December 31, 2023
	Note	$	$
Cash-settled share-based compensation	22	85.2	95.5
Other		9.3	15.1
		94.5	110.6
Less current portion		53.5	55.0
Long-term portion		41.0	55.6

20. Commitments
The Company has various lease commitments included in lease liabilities (note 11). In addition, the Company has commitments for variable lease payments, short-term leases, and leases of low-value assets. These commitments as at December 31, 2024, are as follows:

	Total $	Less than 1 Year $	1 to 3 Years $	After 3 Years $
Variable lease payments and other	293.9	55.9	92.2	145.8
Leases not commenced but committed	8.7	0.9	2.7	5.1
Software financing not commenced but committed	9.9	2.2	4.4	3.3
	312.5	59.0	99.3	154.2

Future minimum payments receivable under non-cancelable sublease agreements as at December 31, 2024 are $46.0 (2023 - $41.4) and are due over the next 9 years, of which $21.5 (2023 - $18.8) relates to sublease receivables included in other assets (note 14).

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2024	F-39	Stantec Inc.

21. Contingencies and Guarantees
The nature of the Company’s legal claims and the provisions recorded for these claims are described in notes 4 and 5. Although the Company accrues adequate provisions for probable legal claims, it has contingent liabilities relating to reported legal incidents that, based on current known facts, are not probable to result in future cash outflows. The Company is monitoring these incidents and will not accrue any provision until further information results in a situation in which the criteria required to record a provision is met. Due to the nature of these incidents, such as the range of possible outcomes and the possibility of litigation, it is not practicable for management to estimate the financial effects of these incidents, the amount and timing of future outflows, and the possibility of any reimbursement of these outflows.

In the normal course of business, the Company provides indemnifications and, in limited circumstances, surety bonds and guarantees. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. The Company also indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. These indemnifications may require the Company to compensate the counterparty for costs incurred as a result of various events, including changes to or in the interpretation of laws and regulations, or as a result of damages or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnifications and guarantees will vary based on the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount that it could be required to pay to counterparties. In most cases, the potential payment amount of an outstanding indemnification or guarantee is limited to the remaining cost of work to be performed under service contracts. The Company carries liability insurance, subject to certain deductibles and policy limits, that provides protection against certain insurable indemnifications. Historically, the Company has not made any material payments under such indemnifications or guarantees, and no amounts have been accrued in the consolidated financial statements with respect to these indemnifications and guarantees.

22. Share Capital
Authorized

Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the board of directors

Common shares
The Company has approval to repurchase up to 2,281,339 common shares during the period December 13, 2024 to December 12, 2025, and an Automatic Share Purchase Plan (ASPP) which allows a broker, in its sole discretion and based on the parameters established by the Company, to purchase common shares for cancellation under the Normal Course Issuer Bid (NCIB) at any time during predetermined trading blackout periods. During 2024, no (2023 – 129,036 at a cost of $10.0) common shares were repurchased for cancellation pursuant to the NCIB. As at December 31, 2024 and 2023, no liability was recorded in the Company’s consolidated statements of financial position in connection with the ASPP.

In 2023, the Company completed a public offering and issued 3,108,450 common shares from treasury, at a price of $92.50 for gross proceeds of $287.5 ($277.8 net of transaction costs).

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2024	F-40	Stantec Inc.

Dividends
Holders of common shares are entitled to receive dividends when declared by the Company’s board of directors. The table below describes the dividends paid in 2024.

Date Declared	Record Date	Payment Date	Dividend per Share $	Paid $
November 9, 2023	December 29, 2023	January 16, 2024	0.195	22.3
February 28, 2024	March 28, 2024	April 15, 2024	0.210	23.9
May 8, 2024	June 28, 2024	July 15, 2024	0.210	23.9
August 7, 2024	September 27, 2024	October 15, 2024	0.210	23.9
November 7, 2024	December 31, 2024	January 15, 2025	0.210	—

At December 31, 2024, trade and other payables included $23.9 (2023 – $22.3) related to the dividends declared on November 7, 2024.

Share-based payment transactions
The Company has a long-term incentive program, which allows for the issuance of RSUs, PSUs, share options, and share appreciation rights. The Company also has a DSUs plan for the board of directors.

During 2024, the Company recognized a net share-based compensation expense of $43.0 (2023 – $60.1), in administrative and marketing expenses in the consolidated statements of income, comprised of share-based compensation expense of $49.6 (2023 - $75.6) net of a hedge impact of $6.6 (2023 - $15.5) (note 24).

Cash-settled share-based payments

	December 31, 2024			December 31, 2023
	RSUs #	PSUs #	DSUs #	RSUs #	PSUs #	DSUs #
Units, beginning of year	375,600	658,824	231,347	395,725	785,489	229,282
Granted and adjusted dividends	118,812	130,644	13,070	121,498	183,388	26,146
Paid	(114,329)	(229,024)	(39,424)	(127,173)	(284,209)	(24,081)
Forfeited	(16,543)	(13,861)	—	(14,450)	(25,844)	—
Units, end of year	363,540	546,583	204,993	375,600	658,824	231,347

Restricted share units
Under the Company’s long-term incentive program, certain officers and employees may be granted RSUs. These units are adjusted for dividends as they arise, based on the number of units held on the record date, and the fair value is determined based on the trading price of the Company's common shares. For units that vest upon completing a three-year service condition, unit holders will receive cash payments based on the number of units held on the record date and the volume weighted average trading price of the Company’s common shares for the last five trading days preceding the vesting date, less withholding amounts.

During 2024, the Company granted 116,111 RSUs (2023 - 118,259) at a fair value of $13.3 (2023 - $9.5) and 114,329 RSUs were paid at a value of $13.8 (2023 - 127,173 RSUs were paid at a value of $10.2). At December 31, 2024, the obligations accrued for RSUs were $22.2 (2023 - $20.2) included in other liabilities (note 19).

Performance share units
Under the Company’s long-term incentive program, certain members of the senior leadership team may be granted PSUs. These units are adjusted for dividends as they arise, based on the number of units held on the record date. The number of units that vest upon completing a three-year service condition, is subject to a percentage that can range from 0% to 200%, depending on achieving three-year performance and market objectives. The performance objectives for 2022 and 2023 grants include a return on equity target for a 60% weighting and a total shareholder return relative to the Company's peer group for a 40% weighting. The performance objectives for 2024 grants include

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2024	F-41	Stantec Inc.

an adjusted earnings per share growth target and a total shareholder return relative to the Company's peer group, each with a 50% weighting.

The fair value of these units is measured using the Monte Carlo method. For units that vest upon completing a three-year service condition that starts after the grant date, unit holders will receive cash payments based on the number of units held on the record date and the volume weighted average trading price of the Company’s common shares for the last five trading days preceding the vesting date, less withholding amounts.

During 2024, 126,023 PSUs (2023 - 177,897) were granted at a fair value of $13.9 (2023 - $15.7) and 229,024 PSUs were paid at a value of $41.6 (2023 - 284,209 PSUs at a value of $28.2). At December 31, 2024, the obligations accrued for PSUs were $39.5 (2023 – $51.5) included in other liabilities (note 19).

Deferred share units
The directors of the board receive DSUs and once certain requirements are met, on an annual basis, the directors may elect to allocate their compensation between DSUs and cash payment (to a maximum of 70%), less withholding amounts. These units vest on their grant date and are adjusted for dividends as they arise, based on the number of units held on the record date. The fair value is determined based on the trading price of the Company's common shares and are paid in cash to the directors of the board on their death or retirement. Cash payment is determined at the volume weighted average of the closing market price of the Company’s common shares for the last 10 trading days of the month.

During 2024, 11,446 DSUs (2023 – 23,077) were granted at a fair value of $1.3 (2023 – $1.8), based on the closing market price of the Company’s common shares at the grant date. At December 31, 2024, the outstanding and vested DSUs had a fair value of $23.5 (2023 – $23.8) included in other liabilities (note 19).

23. Fair Value Measurements
When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. The Company measures certain financial assets and liabilities at fair value on a recurring basis.

For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorizations at the end of each reporting period.

During 2024, no changes were made to the method of determining fair value and no transfers were made between levels of the hierarchy.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2024	F-42	Stantec Inc.

The following tables summarize the Company’s fair value hierarchy for those assets and liabilities measured and adjusted to fair value on a recurring basis:

		Carrying Amount	Level 1	Level 2	Level 3
At December 31, 2024	Notes	$	$	$	$
Assets
Investments held for self-insured liabilities	14	195.7	—	195.7	—
Derivative financial instruments	14,24	20.7	—	20.7	—
Liabilities
Notes payable	16	116.8	—	—	116.8

At December 31, 2023
Assets
Investments held for self-insured liabilities	14	204.5	—	204.5	—
Derivative financial instruments	14,24	20.0	—	20.0	—
Liabilities
Notes payable	16,6.c	52.0	—	—	52.0

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. Fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued. Fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from the observable quoted prices of the equities owned that are traded in an active market.

The fair value of notes payable includes a forfeiture assumption which is not based on observable market data and as such, the valuation method is classified as level 3 in the fair value hierarchy. The forfeiture assumption is based on historical forfeiture experience, which has not been significant. For payments with terms greater than one year, the estimated liability is discounted using market rates of interest.

The following tables summarize the Company’s fair value hierarchy for those liabilities that were not measured at fair value but are required to be disclosed at fair value on a recurring basis:

		Carrying Amount	Level 1	Level 2	Level 3
At December 31, 2024	Note	$	$	$	$
Senior unsecured notes	16	548.1	—	548.2	—

At December 31, 2023
Senior unsecured notes	16	547.6	—	523.2	—

The fair value of senior unsecured notes is determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.

24. Financial Instruments
Total return swaps on share-based compensation units
The Company has total return swap (TRS) agreements with financial institutions to manage its exposure to changes in the fair value the Company's shares for certain cash-settled share-based payment obligations. The Company has designated the TRSs related to its RSUs as a cash flow hedge, with a notional amount of $25.5 maturing between 2025 and 2027.

The fair value of the TRSs are based on the difference between the hedged price and the fair value of the Company’s common shares and are recorded in other assets (note 14). For the year ended December 31, 2024, the TRSs related to the Company's RSUs had a fair value of $10.7 (2023 - $13.0), a gain of $2.4 ($1.8 net of tax) (2023 - gain of $13.2 ($10.1 net of tax)) in OCI, and a gain of $5.5 (2023 - gain of $8.1) was reclassified to the consolidated

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2024	F-43	Stantec Inc.

statements of income, in administrative and marketing expenses. The TRSs related to the Company's PSUs and DSUs, for which hedge accounting was not applied, had a fair value of $8.2 (2023 - $7.0) and a net unrealized gain of $1.1 (2023 - unrealized gain of $7.4) which was recognized in administrative and marketing expenses in the consolidated statements of income.

There is an economic relationship between these TRSs and the obligation for RSUs because the terms of the two instruments match (i.e., notional amount and payment). The Company has established a hedge ratio of 1:1 for the hedging relationship as the underlying risk of the TRSs are identical to the hedged risk component.

Credit risk
Assets that subject the Company to credit risk consist primarily of cash and cash equivalents, trade and other receivables, unbilled receivables, contract assets, investments held for self-insured liabilities, holdbacks on long-term contracts, and other financial assets. The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these assets, which at December 31, 2024, was $2,702.7 (2023 – $2,407.3).

The Company limits its exposure to credit risk by placing its cash and cash equivalents in high-quality credit institutions. Investments held for self-insured liabilities include corporate bonds and equity securities. The Company believes the risk associated with corporate bonds and equity securities is mitigated by the overall quality and mix of the Company’s investment portfolio. Substantially all bonds held by the Company are investment grade, and none are past due. The Company monitors changes in credit risk by tracking published external credit ratings.

The Company mitigates the risk associated with trade and other receivables, unbilled receivables, contract assets, and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. In addition, management reviews trade and other receivables past due on an ongoing basis to identify matters that could potentially delay the collection of funds at an early stage. The Company does not concentrate its credit risk in any particular client, industry, or economic or geographic sector.

The Company monitors trade receivables to an internal target of days of revenue in trade receivables. At December 31, 2024, the days of revenue in trade receivables was 61 days (2023 – 59 days).

The lifetime ECLs relating to financial assets are outlined in the table below:

	Total	1–30	31–60	61–90	91–120	121+
December 31, 2024	$	$	$	$	$	$
Expected loss rate		0.07%	0.11%	0.25%	0.55%	1.49%
Gross carrying amount	2,271.8	1,642.6	380.6	118.3	36.1	94.2
Loss allowance provision, end of the year	3.5	1.2	0.4	0.3	0.2	1.4
December 31, 2023
Expected loss rate		0.09%	0.08%	0.23%	0.75%	1.41%
Gross carrying amount	1,844.5	1,329.5	309.0	92.1	31.7	82.2
Loss allowance provision, end of the year	3.5	1.2	0.3	0.2	0.3	1.5

Bonds carried at FVOCI are considered to be low risk; therefore, the impairment provision is determined to be the 12-month ECL.

Price risk
The Company’s investments held for self-insured liabilities are exposed to price risk arising from changes in the market values of the equity securities. This risk is mitigated because the portfolio of equity funds is monitored regularly and appropriately diversified. For the Company's investments held for self-insured liabilities, a 5% increase or decrease in equity prices at December 31, 2024, would increase or decrease the Company’s net income by $2.8 (2023 - $3.0), respectively.

The Company is also exposed to changes in its share price arising from its cash-settled share-based payments as the Company's obligations under these arrangements are based on the price of the Company's shares. The Company mitigates a portion of its exposure to this risk for its PSUs, RSUs, and DSUs by entering into TRSs.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2024	F-44	Stantec Inc.

Liquidity risk
The Company meets its liquidity needs through various sources, including cash generated from operations, issuing senior unsecured notes, borrowings from its $800 revolving credit facility, term loan facilities, bilateral, multicurrency, and overdraft credit facilities, and the issuance of common shares. The unused capacity of the credit facilities at December 31, 2024, was $563.2 (2023 – $732.7) and the Company also has access to additional funds of $600 under its syndicated credit facilities (note 16). The Company believes that it has sufficient resources to meet obligations associated with its financial liabilities.

The timing of undiscounted cash outflows relating to financial liabilities is outlined in the table below:

	Total	Less than 1 Year	1 to 3 Years	After 3 Years
	$	$	$	$
December 31, 2024
Bank indebtedness	17.1	17.1	—	—
Trade and other payables	1,018.7	1,018.7	—	—
Lease liabilities	741.6	140.4	266.6	334.6
Long-term debt	1,390.9	178.6	546.0	666.3
Other financial liabilities	7.7	6.8	0.9	—
Total contractual obligations	3,176	1,361.6	813.5	1,000.9
December 31, 2023
Bank indebtedness	23.6	23.6	—	—
Trade and other payables (Note 6.c)	842.4	842.4	—	—
Lease liabilities	667.8	119.4	228.3	320.1
Long-term debt (Note 6.c)	1,103.0	126.6	185.9	790.5
Other financial liabilities	5.6	5.3	0.3	—
Total contractual obligations	2,642.4	1,117.3	414.5	1,110.6

Interest rate risk
The Company is subject to interest rate cash flow risk to the extent that its credit and term loan facilities are based on floating interest rates. The Company is also subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds. If the interest rate on the Company’s credit and term loan facilities at December 31, 2024, was 1.0% higher or lower, with all other variables held constant, net income would decrease or increase by $5.3 (2023 - $4.0), respectively.

Foreign exchange risk
Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in net income arise on the translation of foreign currency-denominated assets and liabilities (such as trade and other receivables, bank indebtedness, trade and other payables, and long-term debt) held in the Company’s Canadian operations and foreign subsidiaries. The Company manages its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and, from time to time, through the use of foreign currency forward contracts.

Foreign exchange fluctuations may also arise on the translation of foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income. The Company does not hedge for this foreign exchange risk.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2024	F-45	Stantec Inc.

25. Capital Management
The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures, acquisition growth, payment of dividends, and opportunistic share repurchases under its NCIB program, while maintaining an adequate return for shareholders. The Company defines its capital as cash, the aggregate of long-term debt (including the current portion), and shareholders’ equity.

	December 31, 2024	December 31, 2023
	$	$
		(Note 6.c)
Current portion of long-term debt	175.0	124.0
Non-current portion of long-term debt	1,208.5	974.2
Long-term debt	1,383.5	1,098.2
Bank indebtedness	17.1	23.6
Less: cash and cash equivalents	(228.5)	(352.9)
Net debt	1,172.1	768.9
Shareholders’ equity	2,945.1	2,451.1
Total capital managed	4,117.2	3,220.0

The Company manages its capital structure to maintain the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. To maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to NCIB, issue new shares, or raise or retire debt.

The Company is subject to various covenants related to its revolving credit facility, term loan facilities, and senior unsecured notes, which are measured quarterly. The financial covenants include but are not limited to a leverage ratio and an interest coverage ratio (non-IFRS measures). The leverage ratio is calculated as the aggregate amount of indebtedness to EBITDA (on a pre-IFRS 16 basis) as defined by the syndicate senior credit facilities agreement. The interest coverage ratio is calculated as EBITDA to interest expense (pre-IFRS 16 basis). Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of these debt obligations.

The Company was in compliance with the covenants under these agreements as at and throughout the year ended December 31, 2024.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2024	F-46	Stantec Inc.

26. Income Taxes
The effective income tax rate for operations in the consolidated statements of income differs from statutory Canadian tax rates as a result of the following:

	For the year ended December 31,
	2024	2023
	%	%
		(Note 6.c)
Income tax expense at statutory Canadian rates	25.0	25.5
Increase (decrease) resulting from:
Rate differential on foreign income	(2.5)	(4.2)
Research and development and other tax credits	(0.8)	(1.0)
Non-deductible expenses and non-taxable income	0.7	0.5
Adjustments to prior year tax returns	(0.1)	0.8
Other	—	0.8
	22.3	22.4

Current income tax expense of $146.2 (2023 - $141.6) are from ongoing operations and major components of deferred income tax recovery are as follows:

	For the year ended December 31,
	2024	2023
	$	$
		(Note 6.c)
Origination and reversal of timing differences	(45.2)	(49.7)
Unrecognized tax losses and temporary differences	2.8	0.3
Change of tax rates	—	4.2
Recovery arising from previously unrecognized tax assets	—	(5.2)
Deferred income tax recovery	(42.4)	(50.4)

Significant components of net deferred tax assets (liabilities) are as follows:

	December 31, 2024	December 31, 2023
	$	$
		(Note 6.c)
Deferred tax assets (liabilities)
Lease liabilities	158.0	152.3
Differences in timing of taxability of revenue and deductibility of expenses	198.7	154.4
Loss and tax credit carryforwards	36.6	33.6
Other	2.9	1.7
Employee defined benefit plan	(16.9)	(14.2)
Carrying value of property and equipment in excess of tax cost	(24.7)	(25.3)
Carrying value of intangible assets in excess of tax cost	(192.8)	(129.5)
Lease assets	(106.1)	(106.8)
	55.7	66.2

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2024	F-47	Stantec Inc.

The following is a reconciliation of net deferred tax assets (liabilities):

	December 31, 2024	December 31, 2023
	$	$
		(Note 6.c)
Balance, beginning of the year	66.2	10.2
Tax recovery during the year recognized in net income	42.4	50.4
Impact of foreign exchange	3.5	(4.4)
Tax effect on equity items	0.6	8.3
Deferred taxes acquired through business combinations	(57.0)	1.7
Balance, end of the year	55.7	66.2

At December 31, 2024, all loss carryforwards and deductible temporary differences available to reduce the taxable income of Canadian, US, and foreign subsidiaries were recognized in the consolidated financial statements, except as noted below.

	December 31, 2024	December 31, 2023
	$	$
Non-capital tax losses:
Expire (2025 to 2044)	7.2	7.2
Never expire	31.2	41.9
	38.4	49.1
Capital tax losses:
Never expire	7.6	7.7
	46.0	56.8

Deferred tax assets have not been recognized in respect of these temporary differences and losses, as well as foreign tax credits of $4.2 (2023 - $3.9), because they are restricted to certain jurisdictions and cannot be used elsewhere in the Company at this time.

In 2024, Canada enacted the Pillar Two global minimum tax model rules (the "Pillar Two" rules) of the OECD's Inclusive Framework on Base Erosion and Profit Shifting ("BEPS"), effective for reporting periods commencing on or after January 1, 2024. These rules require a top-up tax to be paid in jurisdictions where the effective tax rate of the Company is less than 15%. The Company has completed its assessment of the Pillar Two rules and determined that most entities within the Company have an effective tax rate that exceeds 15% or meet the transitional safe harbor rules, such that no top-up tax would apply. During 2024, the current tax expense arising from the Pillar Two rules was $2.5. The Company will continue to monitor new developments from the legislative impacts, as well as any tax legislative changes in jurisdictions where the Company operates.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2024	F-48	Stantec Inc.

27. Net Interest Expense and Other Net Finance Expense

		For the year ended December 31,
		2024	2023
	Note	$	$
Interest on credit facilities	16	53.9	58.6
Interest on lease liabilities	11	29.5	24.6
Interest on senior unsecured notes	16	20.1	13.3
Interest on other long-term debt		14.3	6.2
Total interest expense		117.8	102.7
Total interest income		(14.2)	(11.7)
Net interest expense		103.6	91.0
Other net finance expense		0.8	2.0
Net interest expense and other net finance expense		104.4	93.0

28. Revenue
Disaggregation of revenue
The Company provides professional consulting services in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics throughout North America and globally. The Company has five specialized business operating units: Buildings, Energy & Resources, Environmental Services, Infrastructure, and Water. Revenue is derived principally under fee-for-service agreements with clients. Disaggregation of revenue by geographic area and service is included in note 33. Acquisitions increased deferred revenue by $35.0 (2023 - $7.5) and did not impact contract assets (note 7).

Revenue recognized in 2024 and included in deferred revenue at January 1, 2024, was $350.5 (2023 – $288.0). Revenue recognized in 2024 from performance obligations satisfied (or partially satisfied) in prior years was less than 1% (2023 – <1%) of the Company’s gross revenue.

Remaining performance obligations (backlog)
The aggregate amount of estimated revenue related to performance obligations that are unsatisfied (or partially unsatisfied) as at December 31, 2024, was $7,823.9 (2023 – $6,305.9). This amount includes all contracts with customers but excludes variable consideration that is not highly probable. The Company expects to recognize approximately 72% (2023 – 73%) of this revenue as contracts are completed over the next 18 months with the remainder recognized thereafter.

29. Employee Costs

		For the year ended December 31,
		2024	2023
	Note	$	$
Wages, salaries, and benefits		4,238.9	3,654.5
Contingent employment payments	6.c	6.6	19.5
Pension costs		126.7	108.0
Net share-based compensation	22	43.0	60.1
Total employee costs		4,415.2	3,842.1
Direct labor		2,670.9	2,321.5
Indirect labor		1,744.3	1,520.6
Total employee costs		4,415.2	3,842.1

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2024	F-49	Stantec Inc.

Direct labor costs include salaries, wages, and related fringe benefits (including pension costs) for labor hours directly associated with the completion of projects. Bonuses, share-based compensation, termination payments, and salaries, wages, and related fringe benefits (including pension costs) for labor hours not directly associated with the completion of projects are included in indirect labor costs. Indirect labor costs are included in administrative and marketing expenses in the consolidated statements of income.

30. Other Income

		For the year ended December 31,
		2024	2023
	Note	$	$
Realized gain on investments		(4.6)	(0.6)
Gain on sale of intangible asset		(7.0)	—
Unrealized gain on equity securities	14	(6.1)	(10.5)
Other		4.1	5.9
Total other income		(13.6)	(5.2)
31. Cash Flow Information
A reconciliation of liabilities arising from financing activities for the year ended December 31, 2024, is as follows:

	Senior Unsecured Notes	Revolving Credit and Term Loan Facilities	Notes Payable	Other Financing Obligations	Lease Liabilities	Total
	$	$	$	$	$	$
			(Note 6.c)
December 31, 2022	298.6	840.2	6.9	34.6	621.4	1,801.7
Statement of cash flows
Net proceeds (repayments)	250.0	(355.2)	(3.1)	(24.6)	(125.0)	(257.9)
Transaction costs	(1.2)	—	—	—	—	(1.2)
Non-cash changes
Foreign exchange	—	1.7	0.4	(0.2)	(6.0)	(4.1)
Additions and modifications	—	—	—	0.6	72.1	72.7
Acquisitions	—	—	50.6	—	13.6	64.2
Other	0.2	1.0	(2.8)	0.5	3.0	1.9
December 31, 2023	547.6	487.7	52.0	10.9	579.1	1,677.3
Statement of cash flows
Net proceeds (repayments)	—	175.0	(38.6)	(62.5)	(124.1)	(50.2)
Non-cash changes
Foreign exchange	—	1.5	5.0	2.6	24.3	33.4
Additions and modifications	—	(4.0)	—	67.1	100.1	163.2
Acquisitions	—	—	98.6	36.6	57.3	192.5
Other	0.5	1.4	(0.2)	2.3	5.5	9.5
December 31, 2024	548.1	661.6	116.8	57.0	642.2	2,025.7

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2024	F-50	Stantec Inc.

	December 31, 2024	December 31, 2023

	$	$
Supplemental disclosure
Income taxes paid, net of recoveries	112.7	143.6
Interest paid, net of receipts	96.6	83.5

Amounts for leases recognized in the consolidated statements of cash flows	For the year ended December 31,
	2024	2023
	$	$
Cash payments for the interest portion of lease liabilities	29.5	24.6
Cash payments for leases not included in the measurement of lease liabilities	52.5	47.5
Cash used in operating activities	82.0	72.1
Net cash used in financing activities	124.1	125.0
Total cash used for leases	206.1	197.1

32. Related-Party Disclosures
At December 31, 2024, the Company had subsidiaries and structured entities that it controlled and included in its consolidated financial statements. The Company also enters into related-party transactions through a number of joint ventures, associates, and joint operations. These transactions involve providing or receiving services entered into in the normal course of business.

The following lists the most significant entities where the Company owns 100% of the voting and restricted securities.

Name	Jurisdiction of Incorporation
Cardno Consulting, LLC	Delaware, United States
International Insurance Group Inc.	Barbados
Mustang Acquisition Holdings Inc.	Delaware, United States
Stantec Australia Holdings No.1 Pty Ltd	Australia
Stantec Australia Pty Ltd	Australia
Stantec Consulting Caribbean Ltd.	Barbados
Stantec Consulting International LLC	Arizona, United States
Stantec Consulting International Ltd.	Canada
Stantec Consulting Ltd./Stantec Experts-conseils ltée	Canada
Stantec Consulting Michigan Inc.	Michigan, United States
Stantec Consulting Services Inc.	New York, United States
Stantec Delaware V LLC	Delaware, United States
Stantec Delaware VI LLC	Delaware, United States
Stantec Global Capital Limited	United Kingdom
Stantec Holdings GP ULC	Canada
Stantec Holdings LP	Canada
Stantec Holdings ULC	Canada
Stantec International Consulting, Inc.	Delaware, United States
Stantec New Zealand	New Zealand
Stantec Technology International Inc.	Delaware, United States
Stantec US Insurance Group, Inc.	Arizona, United States
Stantec UK Limited	United Kingdom

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2024	F-51	Stantec Inc.

There are no significant restrictions on the Company’s ability to access or use assets or to settle liabilities of its subsidiaries. Financial statements of all subsidiaries are prepared as at the same reporting date as the Company’s.

Structured entities
At December 31, 2024, the Company had management agreements in place with several entities to provide various services, including architecture, engineering, planning, and project management. These entities have been designed so that voting rights are not the dominant factor in deciding who controls the entity. Each entity has a management agreement in place that provides the Company with control over the relevant activities of the entity where it has been assessed that the Company is exposed to variable returns of the entity and can use its power to influence the variable returns. The Company receives a management fee generally equal to the net income of the entities and has an obligation regarding the liabilities and losses of the entities. Based on these facts and circumstances, management determined that the Company controls these entities and they are consolidated in the Company’s consolidated financial statements.

The following lists the most significant structured entities that are consolidated in the Company’s financial statements.

Name	Jurisdiction of Incorporation
Stantec Architecture Inc.	North Carolina, United States
Stantec Architecture Ltd.	Canada
Stantec Geomatics Ltd.	Canada
Stantec International Inc.	Pennsylvania, United States

Joint operations
The Company also conducted its business through the following significant joint operations.

Name	Ownership Interests	Jurisdiction
Starr ll, a Joint Venture	37.5%	United States
WSM Pacific SIOP, a Joint Venture	32%	United States
Better Together, a Joint Venture	10%	Australia

Joint ventures
The Company enters into transactions through its investments in joint ventures. The following table provides the total dollar amount for transactions that have been entered into with related parties.

	For the year ended December 31, 2024			For the year ended December 31, 2023
	Sales to Related Parties $	Distributions Paid $	Amounts Owed by Related Parties $	Sales to Related Parties $	Distributions Paid $	Amounts Owed by Related Parties $
Joint ventures	143.0	0.9	24.5	96.3	0.8	16.7

Compensation of key management personnel and directors of the Company

	For the year ended December 31,
	2024	2023
	$	$
Salaries and other short-term employment benefits	18.0	15.5
Directors’ fees	1.2	0.7
Share-based compensation	20.1	36.8
Total compensation	39.3	53.0

The Company’s key management personnel for 2024 and 2023 include its Chief Executive Officer (CEO), Chief Operating Officers, Chief Financial Officer, Chief Practice and Project Officer, Chief Growth & Innovation Officer, and

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2024	F-52	Stantec Inc.

Executive Vice Presidents. The amounts disclosed in the table are the amounts recognized as an expense related to key management personnel and directors during the year. Share-based compensation includes the fair value adjustment for the year.

33. Segmented Information
The Company provides comprehensive professional services worldwide. It considers the basis on which it is organized, including geographic areas, to identify its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The Company’s operating segments are based on its regional geographic areas.

The Company’s reportable segments are Canada, United States, and Global. These reportable segments provide professional consulting in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics services in the area of infrastructure and facilities.

Segment performance is evaluated by the chief operating decision maker based on project margin and is measured consistently with project margin in the consolidated financial statements. Reconciliations of project margin to net income before taxes is included in the consolidated statements of income.

Reportable segments

	For the year ended December 31, 2024
	Canada $	United States $	Global $	Consolidated $
Gross revenue from external customers	1,665.5	4,113.6	1,720.9	7,500.0
Less subconsultants and other direct expenses and net revenue inter-segment allocations	238.5	1,072.9	322.0	1,633.4
Total net revenue	1,427.0	3,040.7	1,398.9	5,866.6
Direct payroll costs	670.3	1,354.6	646.0	2,670.9
Project margin	756.7	1,686.1	752.9	3,195.7

	For the year ended December 31, 2023
	Canada $	United States $	Global $	Consolidated $
Gross revenue from external customers	1,426.5	3,634.5	1,418.6	6,479.6
Less subconsultants and other direct expenses and net revenue inter-segment allocations	180.2	950.4	282.8	1,413.4
Total net revenue	1,246.3	2,684.1	1,135.8	5,066.2
Direct payroll costs	578.9	1,209.0	533.6	2,321.5
Project margin	667.4	1,475.1	602.2	2,744.7

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2024	F-53	Stantec Inc.

The following tables disclose disaggregation of non-current assets by geographic area and revenue by geographic area and services:

Geographic information	Non-Current Assets		Gross Revenue
	December 31, 2024	December 31, 2023	For the year ended December 31,
			2024	2023
	$	$	$	$
		(Note 6.c)
Canada	692.3	541.0	1,665.5	1,426.5
United States	2,020.7	1,848.9	4,113.6	3,634.5
United Kingdom	367.0	163.2	589.3	411.6
Australia	339.3	338.3	415.2	453.3
Other geographies	493.5	158.3	716.4	553.7
	3,912.8	3,049.7	7,500.0	6,479.6

Non-current assets consist of property and equipment, lease assets, goodwill, and intangible assets. Geographic information is attributed to countries based on the location of the assets.

Gross revenue is attributed to countries based on the location of the project.

Gross revenue by services	For the year ended December 31,
	2024	2023
	$	$
Infrastructure	2,040.0	1,723.7
Water	1,567.6	1,368.9
Buildings	1,661.7	1,232.6
Environmental Services	1,491.7	1,410.6
Energy & Resources	739.0	743.8
Total gross revenue from external customers	7,500.0	6,479.6

Customers
The Company has a large number of clients in various industries and sectors of the economy. No individual customer exceeds 10% of the Company’s gross revenue.

34. Investment Tax Credits
Investment tax credits, arising from qualifying scientific research and experimental development efforts pursuant to existing tax legislation, are recorded as a reduction of administrative and marketing expenses when there is reasonable assurance of their ultimate realization. In 2024, investment tax credits of $12.6 (2023 – $14.5) were recorded.

35. Event after the Reporting Period
Dividends
On February 24, 2025, the Company declared a dividend of $0.225 per share, payable on April 15, 2025, to shareholders of record on March 28, 2025.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2024	F-54	Stantec Inc.